FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2014

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant’s Reports filed with the Israeli Securities Authority on November 11, 2014 in connection with the Registrant's Financial Results for the Third Quarter of 2014.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  November 12,  2014

3

Elron Electronic Industries Ltd.
("Elron" or the "Company")

English Translation of Quarterly Report
for the Third Quarter of 2014

Part I

Material Changes and Updates that Occurred in the Company's
Business in the Three Months Ended September 30, 2014

Details according to Regulation 39A of the Israel Securities Regulations (Periodic
and Immediate Reports), 1970

In this section:

"Board of Directors Report"	English Translation of Elron's Board of Directors Report for the Third Quarter of 2014, included in Part II of this report.
"Financial Statements"	English Translation of Elron's Interim Consolidated Financial Statements for the Three Months Ended September 30, 2014, included in Part III of this report.
"20-F Annual Report"	Elron's Annual Report for 2013 filed with the SEC on Form 20-F.

The rest of the terms in this report shall have the meaning ascribed to them in the 20-F Annual Report, unless stated explicitly otherwise.

In accordance with reporting requirements in Israel, Elron filed an annual report for 2013 in Hebrew with the Israeli Securities Authority ("ISA Annual Report"), simultaneously with its 20-F Annual Report. For the convenience of the Company's U.S. based shareholders, in translating Part I of this report from Hebrew to English, changes and updates are given in reference to the 20-F Annual Report, rather than its ISA Annual Report filed in Hebrew.

The matters described below are in addition to the developments and changes that occurred in the third quarter of 2014, which were described in Part I of the Company's Quarterly Report for the Second Quarter of 2014.

1.	Item 3D – Risk Factors: Risks Affecting Us and the Companies in Our Group

1.1.	The Israeli Promotion of Competition and the Reducing of Centralization Law may adversely affect our business

On September 22, 2014, Mr. Avraham Asheri and Ms. Hadar Udler gave notice of their resignation from the Company's board of directors. On October 12, 2014, the term of Mr. Gad Arbel as an external director of the Company expired, and on October 29, 2014, two new external directors were appointed for a term of three years – Ms. Lee-Bath Nelson and Mr. Yehuda Freidenberg, in addition to Mr. Ehud Rassabi who continues to serve as an external director of the Company. Following these changes to the composition of the Company's board of directors, seven directors currently serve at the Company, of whom three are external directors and one is an independent director. The composition of the board of directors complies with the provisions of the Israeli Promotion of Competition and the Reducing of Centralization Law, 2013, that apply to the Company concerning the composition of the boards of directors of "other-tier companies".

2.	Item 4A – Information on the Company: History and Development of the Company

2.1.	Investments

In the first nine months of 2014, Elron (directly and indirectly) invested approximately $15.5 million in group companies. For further details see Section 1.4 of the Board of Directors Report and Note 3 to the Financial Statements.

2.2.	Dividend Distribution by Elron

In September 2014, Elron distributed a cash dividend to its shareholders in the amount of $110 million (approximately $3.70 per share).

2.3.	See Section 1.2 of the Board of Directors Report for details regarding developments in Elron during the period of this report and subsequently.

3.	Item 4B – Business Overview: Our Main Group Companies

3.1.
Pocared

Further to Item 4B in connection with Pocared's estimates of its diagnostic trial's completion date, Pocared estimates that it will complete the trial by the end of April 2015 and not during 2014 as previously reported. Owing to lower than anticipated prevalence of some of the pathogens in the samples collected thus far for the trial, Pocared decided to increase the number of samples for the trial from 15,000 to 19,500. In addition, Pocared decided to focus the study in medical centers whose sample collection rate is relatively higher and scalable, and it now intends to conduct the trial at four medical centers instead of five. This acceleration in sample collection rate is believed to be possible due to an additional improvement in the sampling procedure.

Pocared's above estimates are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on Pocared's estimations of its sample collection rate potential as of the date of this report, and information existing in Pocared on the date of this report. These estimates, in whole or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors that may affect this are developments in Pocared's field of operation, failure to obtain regulatory approvals to continue development, failure to meet goals, failure or delay in collecting the number of samples necessary to complete the trial, inability to realize technologies, modifications in technologies, modifications in business plan, goals and/or strategy, or if any risk associated with the course of the trial and its results occurs.

Ari Bronshtein CEO	Yaron Elad CFO

November 11, 2014, Tel Aviv, Israel

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2014

1. Board of Directors' Analysis of the Company's Business

1.1. Company Description

1.1.1. General

Elron Electronic Industries Ltd. ("Elron", the "Company") is an operational holding company focused on building technology companies. Elron's group of companies includes companies at various stages of development that are engaged in a variety of technology fields, such as developing medical devices and others. Elron's principal shareholder is Discount Investment Corporation Ltd. ("DIC") (50.32%), a company controlled by IDB Development Corporation Ltd. ("IDB").

Elron operates through consolidated companies (companies controlled by Elron and whose financial statements are consolidated with Elron's financial statements), associates (companies over which Elron has significant influence and which are included in its financial statements using the equity method), and other companies over which the Company does not have significant influence (included in the financial statements based on fair value) (the "Group Companies").

For details on the accounting method applied to the Group Companies in Elron's financial statements, Elron's holding percentage in the Group Companies, and their carrying value, see the annex to the Company's interim consolidated financial statements as of September 30, 2014 (the "Financial Statements").

The Financial Statements were prepared in accordance with International Financial Reporting Standards ("IFRS").

1.1.2. Main goal

Elron's main goal is to build value for its shareholders by enhancing and exiting its Group Company holdings (whether through their sale or through the public listing of their shares), while simultaneously seeking new investment opportunities in technology companies.

1.1.3. Strategy

In order to achieve this goal, Elron operates according to the following business strategy:

•	Investing in Israeli or Israeli related technology companies.

•	Identifying and exploiting investment opportunities with significant exit potential.

•	Focusing on investments which afford Elron influence and active involvement in their management.

•	Actively enhancing the Group Companies' value by providing guidance and hands-on assistance to their management.

•	Exploiting opportunities to exit Group Companies.

1.1.4. RDC

As part of its business strategy, Elron examines a broad range of cooperation and investment proposals, including through RDC – Rafael Development Corporation Ltd. ("RDC"), an Elron subsidiary.

RDC has first rights to commercialize military technologies developed by Rafael – Advanced Defense Systems Ltd. ("Rafael") in civilian markets. RDC seeks to identify technology projects and invest in companies that will either make civilian use of Rafael's military technologies or which will benefit from Rafael's technology, know-how and expertise.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2014

1.1.5. Group companies

Elron's main Group Companies and its holding percentage in them as of the date of filing this report are as follows:

•	RDC (50.1%) - See description in section 1.1.4 above.

•
Pocared Diagnostics Ltd. (50%) ("Pocared") - Pocared is developing a real-time and automated system for infectious diseases diagnosis using optical technology, intended for use by major microbiological laboratories and hospitals, as an alternative to current microbiological practice of bacteria culturing. The system is designed to reduce the average diagnostic time and significantly increase output in comparison with current diagnostic practice.

•
BrainsGate Ltd. (30%) ("BrainsGate") - BrainsGate is developing a system for treating ischemic stroke. The system operates by electrically stimulating a nerve center located behind the nasal cavity using a miniature implantable electrode, in order to increase blood flow to the brain. The system is intended to significantly lengthen the approved stroke treatment window to 24 hours post-symptom onset, and to provide a more effective treatment than is currently available.

See Item 4B – "Business Overview" of the Company's Annual Report for 2013 filed on Form 20-F with the Securities and Exchange Commission ("Elron's 2013 Annual Report") for details on the criteria for classifying a Group Company as a main company.

Additional Elron Group Companies and its holding percentage in them as of the date of filing this report are, among others, as follows:

•
Notal Vision Inc. (21%) ("Notal Vision") - Notal Vision develops, manufactures, and provides a system and services for remote monitoring of AMD patients at risk of vision loss, for the early detection of critical visual changes.

•
CartiHeal (2009) Ltd. (32%) ("CartiHeal") - CartiHeal is developing an implant for repairing cartilage and osteochondral defects in loadbearing joints, such as the knee. The implant's unique structure, comprising a marine aragonite with biological modifications, causes the implant to biodegrade, and promotes the regeneration of native cartilage and subchondral bone in its place.

•
Kyma Medical Technologies Ltd. (58% by RDC) ("Kyma") - Kyma is developing a remote patient monitoring system for chronic heart failure patients, in order to enable early treatment of pulmonary edema and reduce the need for unnecessary hospitalizations.

•
RD Seed Ltd. (100% by RDC) ("RDSeed") - RDSeed is an investment venture that incubates projects and invests in companies in the digital field. RDSeed's holdings as of the date of filing this report include:

o	Cloudyn Software Ltd. (55%) ("Cloudyn"), which provides solutions for the optimization of cloud computing costs and resources.

o	Pose POS Ltd. (41%) ("POSE"), which is developing an online cash register, inventory management, and retail website management system.

o	Bruwz Technologies Ltd. (24%) ("GetYou"), which is developing a social app that enables people to understand how they are perceived by others through a game.

o	Page 2 Site Ltd. (“Otonomic”) (25%), which is developing a technology that enables any Facebook page owner to generate a website in a single click.

o	Open Legacy Technologies Ltd. ("Open Legacy") (24%), which provides an open source solution for modernizing Legacy applications (AS400, Mainframe and Unix).

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2014

•	Jordan Valley Semiconductors Ltd. (19%) ("Jordan Valley") - Jordan Valley develops, manufactures, and provides metrology solutions for manufacturing process control in the microelectronics industry.

•	PlyMedia Israel (2006) Ltd. (27%) ("Plymedia") - PlyMedia has developed and markets a digital advertising platform for ad networks.

1.1.6. Factors affecting the results of operations and capital resources

As a holding company, Elron's operating results mainly derive from:

•	its share in the net losses of Group Companies;

•	gains or losses from exit transactions or changes in holdings, and revaluation of investments recorded based on fair value;

•	its corporate activities.

Elron's capital resources in any given period are primarily affected by:

•	the extent of its investments;

•	proceeds from exit transactions;

•	available credit lines or loans;

•	dividends distributed to shareholders or received from Group Companies.

Most of the Group Companies are technology companies which have not yet generated significant revenues, if at all, and which invest considerable resources in development and record losses. As a result, Elron has recorded and is expected to continue to record losses in respect of their ongoing operations, based on the accounting method applied to them in the Financial Statements.

The technology field in which the Group Companies operate are characterized by a high degree of risk. The Group Companies' success is dependent, among other things, upon: their intellectual property and ability to protect it; their ability to raise financing; their ability to successfully complete their products' development and receive regulatory clearance to market them, including through clinical trials; their ability to make the transition from development to manufacturing stages; their ability to market their products on a significant commercial scale; their ability to develop additional products; and their ability to successfully compete in the markets in which they operate.

Elron's ability to effect exit transactions at significant values is affected, among other things, by economic conditions, market conditions in the hi-tech industry, the status of the venture capital industry, the status of the capital markets, various contractual and regulatory restrictions, and is also dependent on management's ability to successfully lead exit transactions.

In addition, Elron's and the Group Companies' ability to obtain external financing is affected by economic conditions, the status of the capital markets, and the status of the venture capital industry.

1.2. Description of Operations in the Period of this Report and Subsequently

1.2.1. Exit Transactions

•
The merger of Given Imaging Ltd. ("Given") - In December 2013, Given signed a definitive agreement with a subsidiary of the Covidien group for a cash consideration of $30 per share by way of a reverse triangular merger (the "Given Merger"). In February 2014, the Given Merger was completed within the framework of which all of the Given shareholdings of Elron and RDC were acquired (21% holding by Elron and 8% holding by RDC). As a result, Elron and RDC received (after tax and transaction costs) approximately $204 million and approximately $61 million, respectively, out of the consideration paid in respect of the Given Merger's completion. In addition, as a result of the completion of the Given Merger, Elron recorded, in the first nine months of 2014, a net gain in the amount of approximately $107 million which includes Elron's share in the gain RDC recorded in respect of the transaction. The abovementioned gain is after tax expenses in the amount of approximately $37.7 million.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2014

1.2.2. Investments

•
In the first nine months of 2014, Elron (directly and indirectly) invested approximately $15.5 million in the Group Companies. For further details see section 1.4 below and Note 3 to the Financial Statements.

•
Increase of holdings in Pocared - In March 2014, an internal financing round in Pocared was signed in the amount of approximately $9.5 million to be advanced in two installments. In March 2014 Elron advanced its share in the first installment in the amount of approximately $5.4 million and in September 2014 Elron advanced its share in the second installment in the amount of approximately $3.1 million (for further details see Note 3.A to the Financial Statements). Following the investment, Elron's holding in Pocared's outstanding share capital increased from approximately 41% to 50% (from approximately 37% to 44% on a fully diluted basis). In addition, in order to finance Pocared's activities in 2015, Pocared will be required to raise additional financing. It is Elron's intention to examine the possibility of providing the above financing required by Pocared in full, subject to reaching agreements and signing a definitive investment agreement. As of the date of filing this report, approximately $77 million were invested in Pocared, out of which $37 million were invested by Elron.

1.2.3. Developments in Main Group Companies

•
Update on Pocared's FDA Trial - Further to Item 4B of Elron's 2013 Annual Report in connection with Pocared's estimates of its diagnostic trial's completion date, Pocared estimates that it will complete the trial by the end of April 2015 and not during 2014 as previously reported. Owing to lower than anticipated prevalence of some of the pathogens in the samples collected thus far for the trial, Pocared decided to increase the number of samples for the trial from 15,000 to 19,500. In addition, Pocared decided to focus the study in medical centers whose sample collection rate is relatively higher and scalable, and it now intends to conduct the trial at four medical centers instead of five. This acceleration in sample collection rate is believed to be possible due to an additional improvement in the sampling procedure.

Pocared's above estimates are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on Pocared's estimations of its sample collection rate potential as of the date of this report, and information existing in Pocared on the date of this report. These estimates, in whole or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors that may affect this are developments in Pocared's field of operation, failure to obtain regulatory approvals to continue development, failure to meet goals, failure or delay in collecting the number of samples necessary to complete the trial, inability to realize technologies, modifications in technologies, modifications in business plan, goals and/or strategy, or if any risk associated with the course of the trial and its results occurs.

•
Update on BrainsGate's FDA Trial - Further to Item 4B of Elron's 2013 Annual Report, in April 2014, the Data Safety Monitoring Board (the "DSMB") for BrainsGate's study examined the effect and safety results in an interim analysis of the study (BrainsGate was not exposed to these results due to the study being a blinded study). As a result of the said interim analysis, the DSMB determined as follows: The measured effect justifies the continuation of the study; There were no safety concerns; In order to maximize the possibility of success in the study, increasing the sample size from 450 to 800-1000 patients is appropriate. In May 2014, the Board of directors of Brainsgate discussed the results of the interim analysis performed by the DSMB for BrainsGate's study and decided as follows: to increase the number of patients in the study by 350-550 patients in accordance with the DSMB's conclusions (such that the number of patients in the study will amount to 800-1000); and, to perform an additional interim analysis of the results of the study which will be conducted by the DSMB after following 600 patients. The purpose of the interim analysis is to support the continuation of the study according to the current format or to cease the study. BrainsGate expects the recruitment of patients for the additional interim analysis to end during 2015. Subject thereto and subject to the final number of patients that will be recruited as stated above, BrainsGate expects that the patient recruitment for the study will end during 2017. As of today, BrainsGate has recruited approximately 490 patients for the study.

BrainsGate's abovementioned estimates are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on BrainsGate's estimates of the potential rate of sample collection for the trial, and on information existing in BrainsGate on the date of this report. These estimates, in all or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors which may affect this are: developments in BrainsGate's field of operation, failure to obtain regulatory approval to continue product development, failure to achieve goals, failure to collect the number of samples necessary to complete the trial, inability to realize technologies, modifications in technologies, business plan, goals and/or strategy, or if any of the risk factors associated with the course of the trial and its results take place.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2014

1.2.4. Financing and Dividend

•
Dividend- On August 24, 2014, the Company's board of directors decided to distribute a cash dividend to its shareholders in the amount of $110 million ($3.69825 per share). The dividend was paid on September 22, 2014 to shareholders of record on September 8, 2014.

•	Credit Line - In January 2014, Elron repaid its entire debt to Silicon Valley Bank in the amount of $4 million, and in February 2014, following the Given Merger, the credit line was terminated.

•
As of the date of filing this report, Elron's and RDC's non-consolidated liquid resources amounted to approximately $94 million and $66 million, respectively. These amounts include Elron's and RDC's short term  bank deposits in the amounts of $50 million and $13 million, respectively. At this date Elron and RDC have no debt.

1.3. Results of Operations

1.3.1. Elron's main operating results

	For the nine months ended September 30, 2014	For the nine months ended September 30, 2013	For the three months ended September 30, 2014	For the three months ended September 30, 2013	For the year ended December 31, 2013
	unaudited				audited
	$ thousands
Net income (loss) attributable to Elron's shareholders	93,616	(5,927)	(4,199)	1,706	17,935
Net income (loss) per share attributable to Elron's shareholders (in $)	3.15	(0.21)	(0.14)	0.04	0.54

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2014

The income and loss attributable to Elron's shareholders mainly comprised of: I) Elron's share in the losses of Group Companies, II) gains and losses from exit transactions, revaluation of investments, and changes in holdings, III) corporate operating expenses, IV) tax benefit (taxes on income):*

	For the nine months ended September 30, 2014	For the nine months ended September 30, 2013	For the three months ended September 30, 2014	For the three months ended September 30, 2013	For the year ended December 31, 2013
	$ thousands
Losses in respect of Group Companies:
Elron's share in net losses of Group Companies	(11,810)	(6,118)	(3,400)	(1,059)	(10,471)
Excess cost amortization	(5)	(3,034)	(5)	(1,004)	(4,030)
Income (expenses) from impairment of investments in Group Companies and financial assets	-	3,522	-	3,522	3,522
Total	(11,815)	(5,630)	(3,405)	1,459	(10,979)
Gain from exit transactions, changes in holdings, and revaluation of investments	146,343	3,356	870	1,445	6,448
Corporate operating expenses	(3,142)	(3,090)	(1,080)	(1,056)	(5,452)
Tax benefit (taxes on income)	(37,000)	(20)	251	(20)	28,696
Other	(770)	(543)	(835)	(122)	(778)
Net income (loss) attributable to shareholders	93,616	(5,927)	(4,199)	1,706	17,935

* The results summarized in the table are presented net of non-controlling interest.

I)	Losses in respect of Group Companies

Elron's share in the net losses of Group Companies:

As previously mentioned, most of the Group Companies are technology companies which have not yet generated significant revenues, if at all, and which invest considerable resources in research and development and in marketing activities. According to accounting principles, these companies' investments in the development of their products are recorded as they occur in their statement of income as an increase in R&D expenses (insofar as these expenses are not capitalized as intangible assets as is permitted, according to accounting principles, only when technological feasibility has been established). Therefore, as the Group Companies increase their investments in order to develop their products and advance their business, they cause Elron to record greater losses in respect of its share in their losses.

The loss Elron recorded in the third quarter and in the first nine months of 2014 in respect of its share in the net losses of Group Companies (net of non-controlling interest) resulted mainly from the losses of Pocared, RDSeed, BrainsGate and CartiHeal.

The loss Elron recorded in the third quarter and in the first nine months of 2013 in respect of its share in the net losses of Group Companies (net of non-controlling interest) resulted mainly from the losses of RDSeed, CartiHeal, Kyma, BrainsGate and Pocared.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2014

Excess cost amortization:

The Company records amortization expenses in respect of excess cost attributed to investments in Group Companies, which are usually generated upon investment in such companies or when the accounting method applied is changed from the equity method to consolidation.

Excess cost amortization expenses in the third quarter and in the first nine months of 2014 were recorded in respect of excess costs attributed to the Company's holding in Cloudyn.

Excess cost amortization expenses in the third quarter and in the first nine months of 2013 were recorded primarily in respect of excess costs attributed to the Company's holding in Given. The Given Merger was completed during the first quarter of 2014 (see section 1.2.1 above).

II)	Gain from exit transactions, changes in holdings, and revaluation of investments

Gains from exit transactions, changes in holdings, and revaluation of investments recorded at fair value in the third quarter and in the first nine months of 2014 resulted mainly from:

•	A $144,467 thousand gain recorded in the first quarter (net of non-controlling interest) due to the completion of the Given Merger ($106,643 thousand net of tax);

•	A $826 and $1,783 thousand gain recorded in the third quarter and in the first nine months of 2014, respectively, due to an increase in Notal Vision's fair value.

Gains from exit transactions, changes in holdings, and revaluation of investments recorded at fair value in the third quarter and in the first nine months of 2013 resulted mainly from:

•
A $1,247 and $2,646 thousand gain (net of non-controlling interest) recorded in the third quarter and in the first nine months of 2013, respectively, from a change in the Company's holding in Given as a result of options granted to Given employees having been exercised or having expired prior to the completion of the Given Merger.

•	A $1,287 thousand gain recorded in the second quarter due to an increase in Notal Vision's fair value;

•	An $810 thousand loss recorded in the second quarter due to a decrease in Jordan Valley's fair value.

III)	Corporate operating expenses

Corporate operating expenses include general and administrative expenses.

IV)	Tax Benefit (Taxes on Income)

Taxes on income in the first nine months of 2014 resulted mainly from a tax expense due to the Given Merger, and included approximately $29,000 thousand that were recorded due to the utilization of the deferred tax asset that was recorded in the fourth quarter of 2013, and approximately $7,500 thousand (net of non-controlling interest) in current taxes recorded by RDC due to the Given Merger.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2014

1.3.2. Analysis of the consolidated statements of profit and loss

For the nine months ended September 30,		For the three months ended September 30,
2014	2013	2014	2013
unaudited
$ thousands				Explanation

Income from sales	249	-	106	-	Income from sales in the third quarter and in the first nine months of 2014 included Cloudyn's income, Whereas, in the nine months of 2013 Cloudyn did not yet record any income from sales.

Gain from disposal and revaluation of group companies, and changes in holdings, net	176,939	4,177	896	1,909
In the first nine months of 2014, this item included mainly: a $175,019 thousand gain recorded as a result of the completion of the Given Merger (see section 1.2.1 above); and a $826 and $1,783 thousand gain recorded in the third quarter and first nine months, respectively, due to an increase in Notal Vision's fair value.

In the third quarter and first nine months of 2013, this item mainly included: a $396 thousand gain recorded in the third quarter due to the initial consolidation of POSE; a $1,287 thousand gain recorded in the second quarter due to an increase in Notal Vision's fair value, mainly due to progress made in the clinical trials it conducted; an $810 thousand loss recorded in the second quarter due to a decrease in Jordan Valley's fair value; and a $1,513 and $3,258 thousand gain recorded in the third quarter and first nine months, respectively, from a change in the Company's holding in Given Imaging as a result of options and restricted share units granted to Given Imaging employees having been exercised or having expired prior to the completion of the Given Merger.

Financial income	691	661	311	157	This item mainly comprised of interest income on deposits.
Total income	177,879	4,838	1,313	2,066
Cost of sales	84	-	31	-	See "Income from sales" analysis above.
Research and development expenses, net	1,402	3,505	527	1,222

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2014

For the nine months ended September 30,		For the three months ended September 30,
2014	2013	2014	2013
unaudited
$ thousands				Explanation

Selling and marketing expenses	930	332	316	114	See analysis of consolidated companies' operating expenses below.

General and administrative expenses	4,671	4,450	1,701	1,498	See analysis of Elron's and consolidated companies' operating expenses below.

Equity in losses of associates, net	11,961	6,508	3,699	1,295
Elron's share in the net losses of its associates results from its holdings in certain investments that are accounted for under the equity method.

As most of the Group Companies are companies whose operations have not yet generated significant revenues, if at all, and invest considerable resources in research and development and in marketing activities, Elron expects to continue to record losses in respect of these companies' ongoing operations in accordance with the accounting method applied to them in Elron's financial statements. In addition, see the analysis of the results of operations of main associates below.

The increase in Elron's share in the losses of its associates in the third quarter and in the first nine months of 2014 is mainly due to an increase in Elron's share in Pocared's losses due to an increase in Elron's share in Pocared's financing (see note 3.A to the Financial Statements). Also, Elron's share in the losses of its assocates in the third quarter and in the first nine months of 2013 was partially offset by Elron's share in Given's profits, which was sold, as mentioned above, and therefore did not contribute to this item in 2014.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2014

For the nine months ended September 30,		For the three months ended September 30,
2014	2013	2014	2013
unaudited
$ thousands				Explanation

Financial expenses	1,907	479	2,160	107
Financial expenses in first nine months of 2014 resulted mainly from exchange rate fluctuations and from commissions on the loan drawn down under the credit line agreement with Silicon Valley Bank. (The loan was repaid and the credit line was terminated in the first quarter of 2014, as mentioned in section 1.2.4 above).

Financial expenses in the third quarter and first nine months of 2013 resulted mainly from interest on the loan drawn down under the credit line agreement with Silicon Valley Bank, and from commissions and other expenses related to this credit line.

Other expenses, net	5	(3,496)	-	(3,513)
In the third quarter and first nine months of 2013, this item mainly included a gain of approximately $3,500 that was recorded in respect of a partial cancellation of the impairment recognized in the past as a result of the settlement agreement with Enablence.

Total expenses	20,960	11,778	8,434	723
Income (loss) before taxes on income	156,919	(6,940)	(7,121)	1,343
Tax benefit (taxes on income)	(44,571)	(39)	222	(39)
Taxes on income in the first nine months of 2014 resulted mainly from the gain that was recorded due to the completion of the Given Merger. The tax benefit in the third quarter of 2014 resulted from attributing the impact of the tax incurred in the Given Merger to the interim periods of 2014.

Net income (loss)	112,348	(6,979)	(6,899)	1,304
Net income (loss) attributable to the Company's shareholders	93,616	(5,927)	(4,199)	1,706

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2014

For the nine months ended September 30,		For the three months ended September 30,
2014	2013	2014	2013
unaudited
$ thousands				Explanation

Net income (loss) attributable to non-controlling interest	18,732	(1,052)	(2,700)	(402)
In the first nine months of 2014 the net income attributable to non-controlling interest resulted mainly from the share of the non-controlling interest in RDC in the gain RDC recorded due to the completion of the Given Merger.

The loss in the third quarter of 2014 resulted mainly from the share of the non-controlling interest in RDC in the losses of RDC's and RDSeed's associates' results.

Basic and diluted net income (loss) per share attributable to the Company's shareholders (in $)	3.15	(0.21)	(0.14)	0.04

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2014

1.3.3. Analysis of the consolidated operating expenses

Operating expenses in the third quarter and first nine months of 2014 amounted to $2,544 and $7,003 thousand, respectively, compared with $2,834 and $8,287  thousand, respectively, in the third quarter and first nine months of 2013, and comprised mainly of research and development expenses, net, selling and marketing expenses, and general and administrative expenses of Elron's and consolidated companies' corporate operations, as detailed below:

	For the nine months ended September 30,		For the three months ended September 30,
	2014	2013	2014	2013
	$ thousands				Explanation
Corporate	3,142	3,090	1,080	1,056
RDC	945	1,130	366	250	The change was mainly due to changes in RDC's workforce.
Kyma	-	1,920	-	668	As of the fourth quarter of 2013, Kyma ceased to be consolidated in the Company's financial reports.
RDSeed (1)	2,916	1,205	1,097	496
The increase was mainly due to an increase in the operating expenses of Cloudyn, and the operating expenses of POSE, which has been consolidated since the third quarter of 2013. The increase in the operating expenses was partly offset by a decrease in the R&D expenses of Cemmerce, an in-house project in which RDSeed ceased investment during 2013, and a decrease in RDSeed's workforce.

SmartWave					SmartWave Medical Ltd. ("SmartWave") ceased its operations during the fourth quarter of 2013.

(1) Includes the operating expenses of the subsidiaries Cloudyn and POSE as of initial consolidation.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2014

1.3.4. Analysis of the results of operations of main associates

Pocared

	For the nine months ended September 30,		For the three months ended September 30,
	2014	2013	2014	2013
	Unaudited
	$ thousands				Explanation
Loss	8,389	6,642	2,273	2,505
Pocared is in the development stage and has not yet commenced sales. Pocared's losses mainly result from research and development expenses. The increase in loss in the first nine months of 2014 compared with the first nine months of 2013 was mainly due to expenses resulting from the development and manufacture of a new version of the sample processor and from ongoing sample collection for the FDA trial Pocared is conducting.

BrainsGate

	For the nine months ended September 30,		For the three months ended September 30,
	2014	2013	2014	2013
	Unaudited
	$ thousands				Explanation
Loss	4,408	4,695	1,126	1,680
BrainsGate is in the development stage and has not yet commenced sales. BrainsGate's losses mainly result from research and development expenses. The decrease in loss in the third quarter of 2014 compared with the third quarter of 2013 is mainly due to slower patient recruitment for the FDA trial BrainsGate is conducting.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2014

1.4. Financial Position, Liquidity and Capital Resources

Financial position

	September 30, 2014	December 31, 2013
	unaudited	audited
	$ thousands
Total assets in the consolidated statement of financial position	209,458	212,902
Investments in associates and financial assets measured at fair value (including assets classified as held for sale)	38,258	143,576
Other long-term receivables	31	29
Current assets (not including assets classified as held for sale) (1)	166,799	35,770
Intangible assets, net	4,296	4,458
Deferred taxes	-	28,994
Current liabilities	3,252	7,701
Long-term liabilities	2,383	5,386
Total liabilities	5,635	13,087
Equity including non-controlling interest	203,823	199,815

(1) Including short term bank deposits in the amount of $63,481 thousand.

Shareholders'  equity including non-controlling interest at September 30, 2014 was $203,823 thousand, representing approximately 97% of the total assets in the statement of financial position, compared with $199,815 thousand at December 31, 2013, representing approximately 94% of total assets in the statement of financial position. The increase in shareholders' equity was mainly due to the gain resulting from the completion of the Given Merger (see section 1.2.1 above). This increase was partially offset by a dividend distribution to Elron's shareholders in the amount of $110,000 thousand (for details regarding the dividend distribution see below).

Consolidated working capital at September 30, 2014 amounted to $163,547 thousand, compared with $136,804 thousand at December 31, 2013 (including assets held for sale). The increase in working capital resulted from the completion of the Given Merger and the receipt of the merger consideration. As mentioned above the increase was partially offset due to the dividend distribution to Elron's shareholders and due to investments in Group Companies.

Elron's and RDC's primary cash flows (1)

	For the nine months ended September 30, 2014	For the nine months ended September 30, 2013	For the three months ended September 30, 2014	For the three months ended September 30, 2013
	unaudited
	$ thousands
Investments in Elron's and RDC's group companies (1)	(15,478)	(8,725)	(4,022)	(4,417)
Proceeds from disposal of Elron's and RDC's non-current investments	268,827	3,720	160	1,727
Repayment of Elron's debt	(4,000)	-	-	-
Dividend distributed by Elron	(110,000)	-	(110,000)	-

(1) The amounts presented include RDC's and RDseed's cash flows in full (100%) in addition to Elron's cash flows, but exclude the cash flows of their subsidiaries.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2014
Cash balance

Consolidated liquid resources at September 30, 2014 amounted to $166,208 thousand (including short term bank deposits in the amount of approximately $63,500 thousand), compared with $32,291 thousand at December 31, 2013. Elron's and RDC's non-consolidated liquid resources at September 30, 2014 amounted to $95,577 and $68,469 thousand, respectively (as mentioned above Elron's and RDC's liquid resources as of September 30, 2014 included short term bank deposits in the amount of approximately $50,000 and $13,300 thousand, respectively), compared with $19,742 and $11,033 thousand, respectively, at December 31, 2013.

Uses of cash

The main uses of cash in the third quarter and first nine months of 2014 were a dividend distribution to the Company's shareholders in the amount of $110,000 thousand, and investments and loans to Group Companies in the amount of $3,122 and $11,078 thousand, respectively, by Elron, and $900 and $4,400 thousand, respectively, by RDC. Also, Elron repaid its entire debt to Silicon Valley Bank in the amount of $4,000 thousand as mentioned below and in addition cash was used to pay corporate and RDC's operating expenses, as detailed above in section 1.3.3. During the first nine months Elron and RDC deposited approximately $50,000 and $13,300 thousand, respectively, in short term bank deposits for a period exceeding three months.

The main uses of cash in the third quarter and first nine months of 2013 were investments and loans to Group Companies in the amount of $3,467 and $7,275 thousand, respectively, by Elron, and $950 and $1,450 thousand, respectively, by RDC. Also, cash was used to pay corporate and RDC's operating expenses, as detailed above in section 1.3.3.

Investments in Group Companies during the first nine months of 2014 and 2013 are summarized in the following table (see also Note 3 to the Financial Statements for additional details regarding investments in Group Companies):

	Elron		RDC
	For the nine months ended September 30, 2014	For the nine months ended September 30, 2013	For the nine months ended September 30, 2014	For the nine months ended September 30, 2013
	unaudited
	$ thousands
Consolidated Companies (1)
SmartWave (2)	-	-	-	750
POSE (3)	-	-	400	400
Cloudyn	-	500	1,000	200
	-	500	1,400	1,350
Associates and Other Investments
Kyma (4)	-	-	1,000	-
Pocared	9,961	3,008	-	-
Cartiheal	-	2,500	-	-
NuLens	150	300	-	-
Notal Vision	967	967	-	-
Numbeez	-	-	-	100
Otonomic	-	-	500	-
GetYou	-	-	500	-
Open Legacy	-	-	1,000	-
	11,078	6,775	3,000	100
Total investments	11,078	7,275	4,400	1,450

(1) The amounts exclude RDC's investment in RDSeed in the amount of $3,044 thousand in the first nine months of 2014 and Elron's investment in RDSeed in the amount of $1,000 thousand in the first quarter of 2013 and RDC's investment in RDSeed in the amount of $1,000 thousand in the third quarter of 2013. These investments do not affect the cash included in the Financial Statements. In addition, subsequent to the reporting date RDC invested in RDSeed an amount of  $2,000 thousand.
(2) SmartWave ceased its operations during the fourth quarter of 2013.
(3) Initially consolidated in July 2013.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2014

Proceeds from the disposal of Elron's and RDC's non-current investments

Proceeds Elron and RDC received from the disposal of non-current investments in the first nine months of 2014 mainly included: proceeds Elron and RDC received in the amount of approximately $204,000 thousand and approximately $61,000 thousand (net of tax), respectively, as a result of the completion of the Given Merger, and; proceeds RDC received in the amount of $3,100 thousand from its share in the release of the deposit that was held in escrow in connection with the sale of Sync-Rx Ltd. that was completed in November 2012.

Proceeds Elron and RDC received from the disposal of non-current investments in the first nine months of 2013 mainly included proceeds Elron received in the third quarter in the amount of approximately $1,698 thousand from the settlement agreement with Enablence; and proceeds Elron received in the first quarter in the amount of $1,923 thousand from its share in the release of the deposit that was held in escrow in connection with the sale of Wavion Inc. that was completed in 2011.

Credit line

In January 2014, Elron repaid its entire debt to Silicon Valley Bank in the amount of $4,000 thousand, and in February 2014, following the Given Merger, the credit line was terminated.

At September 30, 2014, Elron and RDC had no debt.

Dividend

As previously mentioned, in August 2014, the Company declared a cash dividend to its shareholders in the amount of $110 million ($3.69825 per share). Payment of the dividend took place in September 2014.

Main Group Companies' cash flows

	Cash flows from operating activities				Cash balance
	For the nine months ended September 30, 2014	For the nine months ended September 30, 2013	For the three months ended September 30, 2014	For the three months ended September 30, 2013	As of September 30, 2014	As of December 31, 2013
	Unaudited					Audited
	$ thousands
BrainsGate	(4,812)	(4,415)	(1,634)	(1,402)	4,411	9,213
Pocared	(7,703)	(6,294)	(2,136)	(2,361)	4,497	803

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2014

2. Market Risk Exposure and Management

2.1. Report on Linkage Bases

Presented below is the Company's consolidated linkage balance at September 30, 2014, December 31, 2013, and September 30, 2013.

As of September 30, 2014 ($ thousands) (unaudited)

	NIS (CPI linked)	USD (or USD linked)	NIS (unlinked)	Non- monetary item (2)	Total
Assets (1)

Cash and cash equivalents	-	68,911	33,816	-	102,727
Short term bank deposits	-	63,481	-	-	63,481
Other accounts receivable	47	160	225	159	591
Investments in associates	-	-	-	9,724	9,724
Other investments measured at fair value	-	-	-	28,534	28,534
Property, plant and equipment, net	-	-	-	74	74
Intangible assets, net	-	-	-	4,296	4,296
Other long-term receivables	-	-	31	-	31

Total assets	47	132,552	34,072	42,787	209,458

Liabilities (1)
Trade payables	-	138	129	-	267
Other account payables	-	522	2,201	262	2,985
Long-term taxes	-	-	-	2,383	2,383

Total liabilities	-	660	2,330	2,645	5,635

(1) Non-current assets and liabilities in this table include the current maturities in respect thereof.
(2) Including items that are not financial items.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2014

As of December 31, 2013 ($ thousands) (audited)

	NIS (CPI linked)	USD (or USD linked)	NIS (unlinked)	Non- monetary item (2)	Total
Assets (1)

Cash and cash equivalents	-	28,567	3,724	-	32,291
Other account receivables	16	59	166	165	406
Assets held for sale	-	-	-	108,735	108,735
Investments in associates	-	-	-	8,541	8,541
Other investments measured at fair value	-	-	-	26,300	26,300
Property, plant and equipment, net	-	-	-	75	75
Deferred taxes	-	-	-	28,994	28,994
Intangible assets, net	-	-	-	4,458	4,458
Other long-term receivables	-	3,073	29	-	3,102

Total assets	16	31,699	3,919	177,268	212,902

Liabilities (1)
Trade payables	-	25	151	-	176
Other account payables	-	885	2,373	267	3,525
Loans from banks	-	4,000	-	-	4,000
Long-term taxes	-	-	-	5,386	5,386

Total liabilities	-	4,910	2,524	5,653	13,087

(1) Non-current assets and liabilities in this table include the current maturities in respect thereof.
(2) Including items that are not financial items.

As of September 30, 2013 ($ thousands) (unaudited)

	NIS (CPI linked)	USD (or USD linked)	NIS (unlinked)	Non- monetary item (2)	Total
Assets (1)

Cash and cash equivalents	-	33,553	4,064	-	37,617
Other account receivables	46	292	217	214	769
Investments in associates	-	-	-	115,834	115,834
Other investments measured at fair value	-	-	-	26,279	26,279
Property, plant and equipment, net	-	-	-	144	144
Intangible assets, net	-	-	-	5,736	5,736
Other long-term receivables	-	3,812	69	150	4,031

Total assets	46	37,657	4,350	158,357	190,410

Liabilities (1)
Trade payables	1	25	138	-	164
Other account payables	-	783	1,367	280	2,430
Loans from banks and others	-	4,000	-	-	4,000
Royalty bearing government grants	-	1,272	-	-	1,272
Long-term taxes	-	-	-	4,741	4,741

Total liabilities	1	6,080	1,505	5,021	12,607

(1) Non-current assets and liabilities in this table include the current maturities in respect thereof.
(2) Including items that are not financial items.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2014

2.2. Sensitivity Tests of Financial Instruments

The following tables describe sensitivity tests of the fair value of financial instruments included in the Financial Statements that are held by the Company and its subsidiaries, in accordance with changes in market factors. The exchange rates according to which the sensitivity tests were carried out are the closing rates on the day of calculation.

I. Sensitivity tests of balances as of September 30, 2014

Sensitivity test of changes in dollar interest rates

		Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	0.5% Absolute value	10%	5%	0% interest	10%	5%
Section	$ thousands
Short term bank deposits	63,532	(262)	(47)	(23)	430	23	47

Sensitivity test of changes in share prices of other investments measured at fair value

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments measured at fair value	28,203	2,820	1,410	(2,820)	(1,410)

II. Sensitivity tests of balances as of December 31, 2013

Sensitivity test of changes in share prices of other investments measured at fair value

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments measured at fair value	25,453	2,545	1,273	(2,545)	(1,273)

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Third Quarter of 2014

III. Sensitivity tests of balances as of September 30, 2013

Sensitivity test of changes in share prices of other investments measured at fair value

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments measured at fair value	26,279	2,628	1,314	(2,628)	(1,314)

Arie Mientkavich Chairman	Ari Bronshtein CEO

November 11, 2014, Tel Aviv

Elron Electronic Industries Ltd. Part III English Translation of Interim Consolidated Financial Statements As of September 30, 2014 Unaudited

ELRON ELECTRONIC INDUSTRIES LTD.

Interim Consolidated Financial Statements as of September 30, 2014

Contents

Page

Auditors' Review Report	F - 2

Consolidated Statements of Financial Position	F - 3 - F - 4

Consolidated Statements of Income (loss)	F - 5

Consolidated Statements of Comprehensive Income (loss)	F - 6

Consolidated Statements of Changes in Equity	F- 7 - F- 11

Consolidated Statements of Cash Flows	F- 12 - F- 13

Notes to the Interim Consolidated Financial Statements	F- 14 - F- 24

Annex to the Interim Consolidated Financial Statements - Details regarding investments in the consolidated financial statements as of September 30, 2014	F- 25

Auditors' review report to the shareholders of
Elron Electronic Industries Ltd.

Introduction

We have reviewed the accompanying financial information of Elron Electronic Industries Ltd. and its subsidiaries ("the Group"), which comprises the condensed consolidated balance sheet as of September 30, 2014 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the nine and three months then ended. The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for these periods in accordance with IAS 34, "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioned, based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
November 11, 2014	A Member of Ernst & Young Global

ELRON ELECTRONIC INDUSTRIES LTD.
Consolidated Statements of Financial Position

	September 30		December 31
	2014	2013	2013
	Unaudited		Audited
	$ thousands

Current assets
Cash and cash equivalents	102,727	37,617	32,291
Deposits in banks	63,481	-	-
Other accounts receivable	591	3,837	3,479
Investment in associate classified as held for sale (see Note 1)	-	-	108,735

	166,799	41,454	144,505

Non-current assets
Investments in associates	9,724	115,834	8,541
Other investments measured at fair value	28,534	26,279	26,300
Other long-term receivables	31	963	29
Property, plant and equipment, net	74	144	75
Intangible assets, net	4,296	5,736	4,458
Deferred taxes	-	-	28,994

	42,659	148,956	68,397

Total assets	209,458	190,410	212,902

The accompanying notes are an integral part of the interim consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.
Consolidated Statements of Financial Position

	September 30		December 31
	2014	2013	2013
	Unaudited		Audited
	$ thousands
Current liabilities
Loans from banks	-	-	4,000
Trade payables	267	164	176
Other accounts payable	2,985	2,430	3,525

	3,252	2,594	7,701

Long-term liabilities
Loans from banks	-	4,000	-
Royalty bearing government grants	-	1,272	-
Long term taxes	2,383	4,741	5,386

	2,383	10,013	5,386
Equity attributable to the Company's shareholders
Issued capital	9,573	9,573	9,573
Share premium	190,753	190,753	190,753
Capital reserves	2,073	(5,384)	(6,166)
Accumulated deficit	(38,305)	(36,364)	(13,377)

	164,094	158,578	180,783

Non-controlling interests	39,729	19,225	19,032

Total equity	203,823	177,803	199,815

Total liabilities and equity	209,458	190,410	212,902

The accompanying notes are an integral part of the interim consolidated financial statements.

November 11, 2014
Date of approval of the	Arie Mientkavich	Ari Bronshtein	Yaron Elad
financial statements	Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

ELRON ELECTRONIC INDUSTRIES LTD.
Consolidated Statements of Income (Loss)

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2014	2013	2014	2013	2013
	Unaudited				Audited
	$ thousands (except for income (loss) per share data)

Income
Income from sales	249	-	106	-	97
Gain from disposal and revaluation of investee companies and changes in holdings, net	176,939	4,177	896	1,909	8,416
Financial income	691	661	311	157	684

	177,879	4,838	1,313	2,066	9,197

Expenses
Cost of sales	84	-	31	-	59
Research and development expenses, net	1,402	3,505	527	1,222	3,929
Selling and marketing expenses	930	332	316	114	545
General and administrative expenses	4,671	4,450	1,701	1,498	7,193
Equity in losses of associates, net	11,961	6,508	3,699	1,295	11,868
Financial expenses	1,907	479	2,160	107	561
Other expenses (income), net	5	(3,496)	-	(3,513)	(3,487)

	20,960	11,778	8,434	723	20,668

Income (loss) before taxes on income	156,919	(6,940)	(7,121)	1,343	(11,471)
Tax benefit (taxes on income)	(44,571)	(39)	222	(39)	28,401

Net income (loss)	112,348	(6,979)	(6,899)	1,304	16,930

Attributable to:
The Company's shareholders	93,616	(5,927)	(4,199)	1,706	17,935
Non-controlling interests	18,732	(1,052)	(2,700)	(402)	(1,005)

	112,348	(6,979)	(6,899)	1,304	16,930

Net income (loss) per share attributable to the Company's shareholders (in $):

Basic and diluted net income (loss) per share	3.15	(0.21)	(0.14)	0.04	0.54

The accompanying notes are an integral part of the interim consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.
Consolidated Statements of Comprehensive Income (Loss)

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2014	2013	2014	2013	2013
	Unaudited				Audited
	$ thousands

Net income (loss)	112,348	(6,979)	(6,899)	1,304	16,930

Other comprehensive loss (net of tax):

Amounts that would never be reclassified to profit or loss:

Loss from financial assets measured at fair value through other comprehensive income, net	(328)	(468)	(179)	(39)	(2,111)
Group's share of other comprehensive loss, net, of companies accounted for under the equity method	-	-	-	-	(16)

Total loss that would never be reclassified to profit or loss	(328)	(468)	(179)	(39)	(2,127)

Total gain that would be reclassified to profit or loss under certain conditions	-	-	-	-	-

Total other comprehensive loss	(328)	(468)	(179)	(39)	(2,127)

Total comprehensive income (loss)	112,020	(7,447)	(7,078)	1,265	14,803

Attributable to:
Company's shareholders	93,288	(6,395)	(4,378)	1,667	15,810
Non-controlling interests	18,732	(1,052)	(2,700)	(402)	(1,007)

	112,020	(7,447)	(7,078)	1,265	14,803

The accompanying notes are an integral part of the interim consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.
Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from transactions with non-controlling interests	Retained earnings (accumulated deficit)	Total	Non- controlling interests	Total equity
	Unaudited
	$ thousands

Balance at January 1, 2014 (audited)	9,573	190,753	351	(10,513)	3,996	(13,377)	180,783	19,032	199,815

Total comprehensive income (loss)	-	-	-	(328)	-	93,616	93,288	18,732	112,020
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	29	29
Dividend to equity holders of the Company	-	-	-	-	-	(110,000)	(110,000)	-	(110,000)
Investment of non-controlling interests in consolidated company	-	-	-	-	-	-	-	2,000	2,000
Investment in subsidiaries by RDC	-	-	-	-	23	-	23	(64)	(41)
Sale of financial assets measured at fair value through other comprehensive income (Note 3.G)	-	-	-	8,544	-	(8,544)	-	-	-

Balance at September 30, 2014	-	-	-	(2,297)	4,019	(38,305)	164,094	39,729	203,823

The accompanying notes are an integral part of the interim consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.
Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital		Share premium	Capital reserve for transaction with controlling interests	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from transactions with non-controlling interests	Accumulated deficit from share based payments	Accumulated deficit	Total	Non- controlling interests	Total equity
	Unaudited
	$ thousands

Balance at January 1, 2013 (Audited)	9,573		190,709	351	(11,326)	1,107	391	(28,765)	162,040	22,879	184,919

Total comprehensive loss	-		-	-	(468)	-	-	(5,927)	(6,395)	(1,052)	(7,447)
Share-based payments in respect of awards issued by subsidiaries	-		-	-	-	-	-	-	-	(61)	(61)
Change in non-controlling interests subsequent to the transfer of the investment in RDSeed to RDC	-		-	-	-	2,172	-	-	2,172	(2,172)	-
Non-controlling interests created due to initially consolidated company	-		-	-	-	-	-	-	-	348	348
Change in non-controlling interests in consolidated company	-		-	-	-	717	-	-	717	(717)	-
Expiration of share-based payments	-		-	-	-	-	(379)	379	-	-	-
Exercise of options into shares of the Company	-*	)	44	-	-	-	(12)	12	44	-	44
Sale of financial assets measured at fair value through other comprehensive income	-		-	-	2,063	-	-	(2,063)	-	-	-

Balance at September 30, 2013	9,573		190,753	351	(9,731)	3,996	-	(36,364)	158,578	19,225	177,803

*)           Amount less than $1 thousand.

The accompanying notes are an integral part of the interim consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.
Consolidated Statements of Changes in Equity

Attributable to the Company's shareholders
Issued capital	Share Premium	Capital reserve for transaction with controlling interests	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from transactions with non- controlling interests	Retained earnings (accumulated deficit)	Total	Non- controlling interests	Total Equity

Unaudited
$ thousands

Balance at July 1, 2014	9,573	190,753	351	(2,411)	3,996	76,187	278,449	40,483	318,932

Total comprehensive loss	-	-	-	(179)	-	(4,199)	(4,378)	(2,700)	(7,078)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	10	10
Dividend to equity holders of the Company	-	-	-	-	-	(110,000)	(110,000)	-	(110,000)
Investment of non-controlling interests in consolidated company	-	-	-	-	-	-	-	2,000	2,000
Investment in subsidiaries by RDC	-	-	-	-	23	-	23	(64)	(41)
Sale of financial assets measured at fair value through other comprehensive income (Note 3.G)	-	-	-	293	-	(293)	-	-	-

Balance at September 30, 2014	9,573	190,753	351	(2,297)	4,019	(38,305)	164,094	39,729	203,823

The accompanying notes are an integral part of the interim consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.
Consolidated Statements of Changes in Equity

Attributable to the Company's shareholders
Issued capital	Share Premium	Capital reserve for transaction with controlling interests	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from transactions with non- controlling interests	Retained earnings (accumulated deficit)	Total	Non- controlling interests	Total Equity

Unaudited
$ thousands

Balance at July 1, 2013	9,573	190,753	351	(11,755)	1,824	(36,007)	154,739	21,490	176,229

Total comprehensive income (loss)	-	-	-	(39)	-	1,706	1,667	(402)	1,265
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	(39)	(39)
Change in non-controlling interests subsequent to the transfer of the investment in RDSeed to RDC	-	-	-	-	2,172	-	2,172	(2,172)	-
Non-controlling interests created due to initially consolidated company	-	-	-	-	-	-	-	348	348
Sale of financial assets measured at fair value through other comprehensive income	-	-	-	2,063	-	(2,063)	-	-	-

Balance at September 30, 2013	9,573	190,753	351	(9,731)	3,996	(36,364)	158,578	19,225	177,803

The accompanying notes are an integral part of the interim consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.
Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital		Share Premium	Capital reserve for transaction with controlling shareholders	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from transactions with non-controlling interests	Accumulated deficit from share based payments	Accumulated deficit	Total	Non- controlling interests	Total equity
	Audited
	$ thousands

Balance at January 1, 2013	9,573		190,709	351	(11,326)	1,107	391	(28,765)	162,040	22,879	184,919

Total comprehensive income (loss)	-		-	-	(2,111)	-	-	17,921	15,810	(1,007)	14,803
Share-based payments in respect of awards issued by subsidiaries	-		-	-	-	-	-	-	-	(38)	(38)
Change in non-controlling interests subsequent to the transfer of the investment in RDSeed to RDC	-		-	-	-	2,172	-	-	2,172	(2,172)	-
Non-controlling interests created due to initially consolidated company	-		-	-	-	-	-	-	-	348	348
Change in non-controlling interests due to sale of a subsidiary	-		-	-	-	-	-	-	-	(261)	(261)
Change in non-controlling interests in consolidated company	-		-	-	-	717	-	-	717	(717)	-
Expiration of share-based payments	-		-	-	-	-	(379)	379	-	-	-
Exercise of options into shares of the Company	-	*)	44	-	-	-	(12)	12	44	-	44
Sale of financial assets measured at fair value through other comprehensive income	-		-	-	2,924	-	-	(2,924)	-	-	-

Balance at December 31, 2013	9,573		190,753	351	(10,513)	3,996	-	(13,377)	180,783	19,032	199,815

*)           Amount less than $1 thousand.

The accompanying notes are an integral part of the interim consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.
Consolidated Statements of Cash Flows

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2014	2013	2014	2013	2013
	Unaudited				Audited
	$ thousands

Cash flows from operating activities
Net income (loss)	112,348	(6,979)	(6,899)	1,304	16,930

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Adjustment to the profit or loss items:
Depreciation and amortization	190	63	63	16	123
Financial income, net	1,610	(494)	2,165	(118)	(556)
Stock based compensation and changes in liability in respect of options	(18)	(94)	(9)	(51)	(84)
Gain from reversal of impairment of financial assets	-	(3,522)	-	(3,522)	(3,522)
Gain from disposal and revaluation of investee companies and changes in holdings, net	(176,939)	(4,177)	(896)	(1,909)	(8,416)
Equity in losses of associates, net	11,961	6,508	3,699	1,295	11,868
Tax on income (tax benefit)	44,571	39	(222)	39	(28,401)
Other	(331)	(110)	(264)	(44)	(29)
	(118,956)	(1,787)	4,536	(4,294)	(29,017)

Changes in Assets and Liabilities:
Decrease (increase) in other accounts receivable	(319)	189	58	103	340
Increase in liabilities in respect of government grants	-	42	-	28	42
Increase (decrease) in trade payables	91	(83)	118	(12)	(51)
Increase (decrease) in other accounts payable	(493)	(319)	976	(89)	978
	(721)	(171)	1,152	30	1,309

Cash paid and received during the year for:
Interest paid	(12)	(128)	-	(45)	(169)
Interest received	349	202	162	54	252
	337	74	162	9	83

Net cash used in operating activities	(6,992)	(8,863)	(1,049)	(2,951)	(10,695)

The accompanying notes are an integral part of the interim consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.
Consolidated Statements of Cash Flows (Cont.)

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2014	2013	2014	2013	2013
	Unaudited				Audited
	$ thousands

Cash flows from investment activities
Purchase of property and equipment	(27)	(22)	(12)	(5)	(35)
Investment in associates and other companies	(14,081)	(6,875)	(3,822)	(3,567)	(10,239)
Proceeds from sale of property and equipment	-	1	-	1	9
Proceeds from sale of investments in subsidiaries net of cash disposed of due to deconsolidation	3,074	1,970	-	-	1,335
Proceeds from sale of associates and other companies	283,871	23	65	-	412
(Taxes paid) tax return in respect with sale of investments, net	(18,306)	-	-	-	-
Proceeds from repayment of debentures	-	1,698	-	1,698	1,698
Proceeds from sale of financial assets measured at fair value	188	29	95	29	115
Cash resulted from first time consolidation of a subsidiary	-	184	-	184	184
Receipt (deposit) of deposits in banks, net	(63,300)	930	(13,300)	-	912

Net cash provided by (used in) investment activities	191,419	(2,062)	(16,974)	(1,660)	(5,609)

Cash flows from financing activities
Dividend paid to the Company's shareholders	(110,000)	-	(110,000)	-	-
Investment of non-controlling interests in subsidiaries	2,000	-	2,000	-	-
Purchase of subsidiary shares from non-controlling interests	(44)	-	(44)	-	-
Receipt of government grants	-	553	-	443	553
Proceeds from exercise of options	-	44	-	-	44
Repayment of long term loans	(4,000)	-	-	-	-

Net cash provided by (used in) financing activities	(112,044)	597	(108,044)	443	597
Exchange rate differences in respect of cash and cash equivalents	(1,947)	420	(2,327)	109	473

Increase (decrease) in cash and cash equivalents	70,436	(9,908)	(128,394)	(4,059)	(15,234)

Cash and cash equivalents as of beginning of the period	32,291	47,525	231,121	41,676	47,525

Cash and cash equivalents as of end of the period	102,727	37,617	102,727	37,617	32,291
The accompanying notes are an integral part of the interim consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 1 –             General

Elron Electronic Industries Ltd. ("Elron" or "the Company") is an operational holding company that focuses on building technology companies. Elron's group of companies includes companies at different stages of development operating in various technology fields such as medical devices and other fields. The Company is an Israeli-resident company incorporated in Israel, traded on the Tel-Aviv Stock Exchange and the over-the-counter market in the United States. Its registered address is 3 Azrieli Center, Triangle Tower, 42nd floor, Tel Aviv, Israel.

The Company's parent company is Discount Investment Corporation Ltd. ("DIC"), an Israeli-resident company, traded on the Tel-Aviv Stock Exchange. DIC holds an approximately 50.32% interest in the Company as of September 30, 2014.

The accompanying consolidated financial statements have been prepared as of September 30, 2014, and for the nine and three months then ended ("interim consolidated financial statements") in accordance with International Financial Reporting Standards ("IFRS") in condensed format. The interim consolidated financial statements are presented in U.S. dollars, the Company's functional currency, and are rounded to the nearest thousand. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements as of December 31, 2013 and the year then ended and accompanying notes ("the annual consolidated financial statements").

The Given Merger

Given Imaging Ltd. ("Given") provides minimally invasive diagnostic products for visualization and detection of disorders of the gastrointestinal tract, and was traded on Nasdaq and the Tel-Aviv Stock Exchange (symbol: GIVN), until the completion of the merger, as detailed below. Given was held, prior to the completion of the merger, by Elron and RDC Rafael Development Corporation Ltd ("RDC"; Elron holds 50.1% of RDC's outstanding shares and RDC is consolidated in Elron's financial statements). Elron and RDC held approximately 21% and 8%, respectively, of Given's share capital. Given was accounted for under the equity method of accounting, until its classification as held for sale in December 2013.

As detailed in Note 3.B.4.a) to the annual consolidated financial statements, in December 2013, Given signed an agreement with an entity of the Covidien corporation (the "Purchaser") and a subsidiary fully owned by the Purchaser, according to which, by way of merger between the Purchaser's subsidiary and Given, the entire share capital of Given was transferred to the Purchaser for a cash consideration to Given's current shareholders of $30 per share (the "Transaction" or the "Given Merger"). The share of Elron and RDC in the consideration, less tax payments and transactions costs, is approximately $204,000 and $61,000, respectively. In January 2014, the general meeting of Given's shareholders approved the Transaction and the necessary regulatory approvals were received, and in February 2014, the Transaction was completed and the aforementioned consideration was received.

As a result, as of December 31, 2013, the investment in Given complied with the terms set in IFRS 5 for classification as a non-current asset held for sale, and accordingly, the investment was classified as an asset held for sale in the statement of financial position as of December 31, 2013.

ELRON ELECTRONIC INDUSTRIES LTD.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 1 –             General (Cont.)

In addition, the Company recognized in 2013 a deferred tax asset of approximately $29,000 in respect of the temporary difference between the cost of its investment in Given for tax purposes and its carrying value, and in respect of carryforward losses that were expected to be utilized in 2014, due to the expected gain from this transaction (and a tax liability of approximately $600 in respect of RDC's holdings in Given).

The Given Merger (Cont.)

In 2014, Elron recognized in respect of the Transaction a net gain, attributable to the Company's shareholders, in the amount of approximately $106,800, including Elron's share in the gain that was recorded by RDC. The said gain is after tax expenses in the amount of approximately $37,700, that are mainly due to the reversal of the deferred tax asset which was recorded in 2013 in respect of this Transaction (the consolidated net gain, net of tax, is approximately $129,700).

Note 2 –             Significant Accounting Policies

A.        Basis of presentation

The interim consolidated financial statements were prepared in accordance with generally accepted accounting policies for the preparation of financial statements for interim periods as prescribed in  IAS 34 – Interim Financial Reporting, and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

The significant accounting policies followed in the preparation of the interim consolidated financial statements are identical to those applied in preparation of the annual consolidated financial statements, with the exception of the following:

Amendments to IAS 32 - Financial Instruments: Presentation, regarding the offsetting of financial assets and liabilities

The IASB issued amendments to IAS 32 ("the amendments to IAS 32") regarding the offsetting of financial assets and liabilities. The amendments to IAS 32 clarify, among others, the meaning of "currently has a legally enforceable right of set-off".

The amendments to IAS 32 are applied retrospectively commencing from the financial statements for periods beginning on January 1, 2014, or thereafter.

The amendments to IAS 32 did not have a material impact on the Company's financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 2 –             Significant Accounting Policies (Cont.)

B.        Disclosure of new IFRS standards in the period prior to their adoption

IFRS 9 (2014), Financial Instruments (the "Final Version of IFRS 9")

As mentioned in Note 2.W to the annual consolidated financial statements in regards with amendments to IFRS 9, the final version of IFRS 9 includes updated provisions for classification and measurement of financial instruments and a new model for the impairment of financial assets.

Classification and measurement
According to the final version of IFRS 9, there are three main categories for the measurement of financial assets: amortized cost, fair value through profit or loss and fair value through other comprehensive income. The classification of debt instruments depends on the entity's business model for managing financial assets and the financial asset's contractual cash flow characteristics. The investment in equity securities will be measured at fair value through profit or loss unless the entity choses, on initial recognition, to present fair value changes in other comprehensive income. Fair value changes of financial liabilities designated at fair value through profit or loss which are attributable to the change in the entity's own credit risk are mostly recognized in other comprehensive income.

Impairment of financial assets
The final version of IFRS 9 introduces a new model for recognition in expected credit losses. For most assets, the new model presents impairment measurement in two stages: if the credit exposure attributable to the financial asset did not increase significantly since initial recognition, entities are required to provide for credit losses that result from default events that are possible within the twelve months period subsequent to the reporting date. If the credit exposure increased significantly, in most cases the impairment will increase and will be measured according to the credit losses expected over the remaining life of the financial asset.

The final version of IFRS 9 applies to annual periods beginning on or after January 1, 2018. Early application is permitted. Retrospective application is required, except for a few relieves.

The group has not yet begun examining the implications of adopting the final version of IFRS 9 on the financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 –             Material Changes During the Reporting Period

A.        Pocared

Pocared Diagnostics Ltd. ("Pocared"), an Israeli company, is developing a real-time and automated system for infectious diseases diagnosis using optical technology. As of the reporting date, Elron holds approximately 50% of Pocared's outstanding shares and Pocared is accounted for under the equity method of accounting.

As mentioned in Note 3.B.4.b) to the annual consolidated financial statements, in October 2013, Pocared's major shareholders, including Elron, granted Pocared a loan in the amount of $2,000. Elron's share in this loan was approximately $900.

In February 2014, some of Pocared's shareholders, including Elron, granted Pocared an additional loan in the amount of $2,000. One of Pocared's major shareholders chose not to participate in this loan and therefore Elron's share in this loan was $1,500.

In March 2014, Pocared signed an investment agreement with some of its shareholders, including Elron, whereby a total amount of $9,500 will be advanced in two installments in consideration for Preferred G shares (Elron's share is approximately $8,500). The first installment in the amount of $6,000 was advanced immediately. Elron's share in this installment was approximately $5,400. The second installment in the amount of $3,500 was advanced in September 2014. Elron's share in this installment was approximately $3,100 .In addition, according to the investment agreement, the aforementioned loans in the amount of approximately $4,100 (principal and accrued interest) were converted into Preferred F shares. As mentioned above,  Elron's share in these loans was approximately $2,400.

Following the completion of the investment agreement, Elron's holding in Pocared's outstanding share capital increased from approximately 41% to 50% and from approximately 37% to 44% on a fully diluted basis. Since, among other things, Elron does not hold a majority in Pocared's board of directors, the investment in Pocared continues to be accounted for under the equity method of accounting, as it was until this investment agreement.

B.        Kyma

Kyma Medical Technologies Ltd. ("Kyma") is developing a remote patient monitoring (RPM) solution for Congestive Heart Failure (CHF) patients. As of the reporting date, RDC holds approximately 57% of Kyma's outstanding shares and approximately 38% on a fully diluted basis and the investment in Kyma is accounted for under the equity method.

ELRON ELECTRONIC INDUSTRIES LTD.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 –             Material Changes During the Reporting Period (Cont.)

As mentioned in Note 3.A.3.e) to the annual consolidated financial statements, in October 2013, Kyma, RDC and a new investor signed an investment agreement in the amount of $6,000 to be advanced in two installments in consideration for Preferred C shares (RDC's share in this amount is approximately $2,000). In addition, the new investor also received warrants for Preferred C shares (exercisable from the investment date), which will enable the new investor the option to invest in Kyma an additional amount of $4,000. The first installment in respect of this investment in the amount of $3,000 was advanced immediately. RDC's share in the first installment was $1,000. In January 2014, the second installment in respect of this investment was advanced, in the amount of $3,000. RDC's share in the second installment was $1,000.

C.        RDSeed

RDSeed Ltd. ("RDSeed"), formerly known as Navitrio Ltd., a subsidiary, was founded in 2011 in order to invest in projects in the digital field and is fully owned by RDC.

During 2014, RDC invested a total amount of approximately $5,000 in RDSeed in two installments. The first installment in the amount of approximately $3,000 was advanced in March 2014. The second installment in the amount of $2,000 was advanced in November 2014, subsequent to the reporting date.

D.        Cloudyn

Cloudyn Software Ltd. ("Cloudyn") provides solutions for the optimization of cloud computing costs and resources.
Cloudyn is a subsidiary of Elron whose outstanding shares, as of the reporting date, are approximately 55% held by RDSeed.

In August 2014, Cloudyn completed an investment agreement in the amount of approximately $3,500 in consideration for 80,148 Preferred B shares. The investment agreement included a $2,000 investment by a new investor and also a conversion of loans in the amount of approximately $1,500 granted by RDSeed to Cloudyn.

Following the completion of the investment agreement, RDseed's holding in Cloudyn's outstanding share capital decreased from approximately 61% to 55% (and from approximately 59% to  53% on a fully diluted basis). Cloudyn's continues to be a subsidiary and consolidated in Elron's financial reports.

ELRON ELECTRONIC INDUSTRIES LTD.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 –             Material Changes During the Reporting Period (Cont.)

E.        Sync-Rx

As mentioned in Note 3.A.3.b) to the annual consolidated financial statements, in November 2012, an agreement was completed for the sale of all the shares of Sync-Rx Ltd. to Volcano Corporation (the "Acquirer"). The sale agreement stipulated that an amount of approximately $3,250 from the consideration (RDC's share was approximately $3,100) will be deposited in escrow for a period of 18 months in order to secure certain indemnification obligations of the selling shareholders to the Acquirer. In June 2014, RDC received the full amount which was deposited in escrow and accordingly, this amount was classified from other accounts receivable to cash and cash equivalents.

F.        Notal

Notal Vision Inc. ("Notal") provides a system and services for remote monitoring from home of AMD patients at risk of vision loss, for the early detection of important visual changes. As of the reporting date, Elron holds approximately 21% of Notal's outstanding shares and approximately 18% on a fully diluted basis. The investment in Notal is accounted for as a financial asset measured at fair value through profit or loss.

As mentioned in Note 6 to the annual consolidated financial statements, in July 2013, Notal signed an investment agreement with its major shareholders, including Elron, in the amount of $10,000 to be advanced in two equal installments (Elron's share in this amount was approximately $1,940) and an option to participate in an additional installment in the amount of $5,000, in consideration for Preferred C shares and warrants for Preferred C shares. The first installment was advanced in July 2013 and in January 2014, the second installment was advanced.

In June 2014, Notal's major shareholders, including Elron, exercised the option to participate in the additional installment in the amount of $5,000, in consideration for Preferred C shares and warrants for Preferred C shares. Elron's share was approximately $970.

G.        Enablence

As mentioned in Note 6 to the annual consolidated financial statements, Elron holds shares of Enablence Technologies Inc. ("Enablence"). Enablence is a foreign company publicly traded on the TSX Venture Exchange. The investment in Enablence shares is accounted for as a financial asset measured at fair value through other comprehensive income.

During 2014, some of Enablence's shares were sold in the market, in consideration for approximately $190. As a result from this sale, the comprehensive loss that was recognized in respect of these shares was classified from capital reserve for financial assets measured at fair value through other comprehensive income into retained earnings.

ELRON ELECTRONIC INDUSTRIES LTD.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 3 –             Material Changes During the Reporting Period (Cont.)

H.        Dividend Distribution

On August 24, 2014, the Company declared a dividend in an amount of $110,000 (approximately $3.698 per share). In September 2014, the dividend was paid to the Company's shareholders.

I.          Credit Line

As mentioned in Note 11 to the annual consolidated financial statements, in November 2011, Elron entered into a binding agreement with Silicon Valley Bank to receive a credit line in the amount of $30,000 for a period of up to 18 months, which was afterwards extended until October 2014. In 2012, the Company drew a loan in the amount of $5,000 from the Original Credit Line, and later prepaid an amount of $1,000 out of the loan balance. In January 2014, due to the Given Merger transaction (see Note 1 above), Elron prepaid the rest of the loan balance in the amount of $4,000, and the credit line was terminated.

Note 4 –	Contingent Liabilities

For details regarding pending contingent liabilities and claims against the Company and its group companies as of the date of approval of the interim consolidated financial statements, see Note 15 to the annual consolidated financial statements, approved for publication on March 11, 2014.

Note 5 –	Inclusion of the financial statements of associate companies accounted for under the equity method of accounting

The Company is enclosing the financial statements of Pocared in these financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 6 –
Summarized data of the financial statements of certain associate companies, unadjusted to the Group's rate of holdings in conformity with the Israeli Securities regulations (Periodic and Immediate Reports), 1970

	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Equity attributable to shareholders of the company	Equity attributable to non-controlling interests
As of September 30, 2014 (unaudited)
Pocared Diagnostics Ltd.	4,705	866	5,571	769	-	769	4,802	-
BrainsGate Ltd.	4,524	129	4,653	2,170	1,222	3,392	1,261	-

As of September 30, 2013 (unaudited)
Pocared Diagnostics Ltd.	3,273	885	4,158	984	-	984	3,174	-
BrainsGate Ltd.	11,013	162	11,175	2,559	1,197	3,756	7,419

As of December 31, 2013 (audited)
Pocared Diagnostics Ltd.	1,570	858	2,428	1,165	110	1,275	1,153	-
BrainsGate Ltd.	9,293	163	9,456	2,580	1,212	3,792	5,664	-

	Revenues	Gross profit	Operating loss	Loss from continuing operations	Loss for the period	Loss attributable to shareholders of the company	Loss attributable to non-controlling interests
For the nine months period ended September 30, 2014 (unaudited)
Pocared Diagnostics Ltd.	-	-	(8,042)	(8,389)	(8,389)	(8,389)	-
BrainsGate Ltd.	-	-	(4,388)	(4,408)	(4,408)	(4,408)	-

For the nine months period ended September 30, 2013 (unaudited)
Pocared Diagnostics Ltd.	-	-	(6,622)	(6,642)	(6,642)	(6,642)	-
BrainsGate Ltd.	-	-	(4,853)	(4,695)	(4,695)	(4,695)	-

For the three months period ended September 30, 2014 (unaudited)
Pocared Diagnostics Ltd.	-	-	(2,281)	(2,273)	(2,273)	(2,273)	-
BrainsGate Ltd.	-	-	(1,145)	(1,126)	(1,126)	(1,126)	-

For the three months period ended September 30, 2013 (unaudited)
Pocared Diagnostics Ltd.	-	-	(2,492)	(2,505)	(2,505)	(2,505)	-
BrainsGate Ltd.	-	-	(1,715)	(1,680)	(1,680)	(1,680)	-

For the year ended December 31, 2013 (audited)
Pocared Diagnostics Ltd.	-	-	(10,572)	(10,697)	(10,697)	(10,697)	-
BrainsGate Ltd.	-	-	(6,533)	(6,416)	(6,416)	(6,416)	-

ELRON ELECTRONIC INDUSTRIES LTD.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 7 –             Financial instruments

A.        Fair value

The carrying amount of all of the Company's financial assets and liabilities, including cash and cash equivalents, other accounts receivable, short and long term deposits in banks, other investments measured at fair value, other long term receivables, other accounts payable, trade payables, conform to or approximate their fair values.

B.        Classification of financial instruments by fair value hierarchy

The financial instruments presented in the statement of financial position at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

Financial assets measured at fair value:

	As of September 30, 2014
	Unaudited
	Level 1	Level 2	Level 3
Other investments measured at fair value	331	-	28,203

	As of September 30, 2013
	Unaudited
	Level 1	Level 2		Level 3
Other investments measured at fair value	425	1,536	(*)	24,318

	As of December 31, 2013
	Audited
	Level 1	Level 2		Level 3
Other investments measured at fair value	144	703	(*)	25,453

*)
As noted in Note 6 to the annual consolidated financial statements, shares of Enablence received under the settlement agreement were subject to a four month lockup period. As of September 30, 2013 and December 31, 2013, the fair value of the investment in Enablence's restricted shares was determined by reference to their quoted market price less a discount in respect of the lockup period. The discount alone, which amounted to approximately $460 and $40 as of September 30, 2013 and December 31, 2013, respectively, was measured according to level 2, and deducted from the quoted market price of the shares according to level 1. In January, 2014 the restriction on these shares was removed.

ELRON ELECTRONIC INDUSTRIES LTD.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 7 –             Financial instruments (Cont.)

Changes in financial assets classified in Level 3:

For the nine and three months period ended September 30, 2014:

Financial assets measured at fair value
Unaudited

Balance as of January 1, 2014 (audited)	25,453

Total recognized gain (loss):	1,783
In profit or loss (*)

Investment	967

Balance as of September 30, 2014	28,203

Balance as of July 1, 2014	27,377

Total recognized gain (loss):
In profit or loss (*)	826

Balance as of September 30, 2014	28,203

(*)	The entire gain included in profit or loss relating to assets held at the end of the reporting period.

For the nine and three months period ended September 30, 2013:
Financial assets measured at fair value
Unaudited

Balance as of January 1, 2013 (audited)	23,397

Total recognized gain (loss):
In profit or loss (*)	477
In other comprehensive income (loss)	(523)
Investment	967

Balance as of September 30, 2013	24,318

Balance as of July 1, 2013	23,351

Investment	967

Balance as of September 30, 2013	24,318

ELRON ELECTRONIC INDUSTRIES LTD.
Notes to the Interim Consolidated Financial Statements

(USD in thousands, except for price per share and number of shares)

Note 7 –             Financial instruments (Cont.)

For the year ended December 31, 2013:

Financial assets measured at fair value
Audited

Balance as of January 1, 2013	23,397

Total recognized income (loss):
In profit or loss	1,193
In other comprehensive income (loss)	(1,071)
Investment	1,934

Balance as of December 31, 2013	25,453

C.        Valuation techniques

For details on the fair value of investments in unquoted shares, see Note 6 to the annual consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD.
ANNEX TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Details relating to investments in the interim consolidated financial statements as of September 30, 2014

	Rate of holdings in equity		Consolidated rate of holdings in	Elron's effective rate of holdings	Fully diluted consolidated rate of	Elron's fully diluted effective rate of	Consolidated carrying value of investment September 30,
	Elron (1)	RDC (2)	equity	in equity (3)	holdings	holdings (3)	2014
	%						$ thousands
Investments in investee companies

Subsidiaries:

Cloudyn Software Ltd.	-	55.40	55.40	27.75	53.16	26.63	747
Pose POS Ltd. (formerly Blitz Branding Ltd.)	-	41.35	41.35	20.72	40.30	20.19	414

Associates:

BrainsGate Ltd.	29.86	-	29.86	29.86	26.82	26.82	(465)
Pocared Diagnostics Ltd.	50.33	-	50.33	50.33	44.25	44.25	3,742
Cartiheal (2009) Ltd.	32.31	-	32.31	32.31	27.27	27.27	1,188
Kyma Medical Technologies Ltd.	-	57.68	57.68	28.90	37.70	18.89	3,607
DES Dry Eye Solutions Ltd.	17.00	-	17.00	17.00	30.00	30.00	287
Plymedia Israel (2006) Ltd.	26.72	-	26.72	26.72	19.06	19.06	-
Open Legacy Technologies Ltd.	-	24.27	24.27	12.16	18.97	9.51	793
Page 2 Site Ltd.	-	25.45	25.45	11.71	24.11	12.08	385
Bruwz Technologies Ltd.	-	23.65	23.65	10.88	20.00	10.02	169

Other investments:

Notal Vision Inc.	21.47	-	21.47	21.47	18.20	18.20	13,759
Jordan Valley Semiconductors Ltd.	18.83	-	18.83	18.83	16.95	16.95	10,440
Atlantium Technologies Inc.	7.77	-	7.77	7.77	6.60	6.60	130
Aqwise – Wise Water Technologies Ltd.	19.81	-	19.81	19.81	17.94	17.94	3,809
Enablence Technologies Inc.	3.73	-	3.73	3.73	N/A	N/A	331

(1)	Including holdings through Elron's fully-owned subsidiaries.
(2)	Including holdings through RDSeed.
(3)	Elron's effective holdings include holdings by RDC and RDSeed multiplied by 50.10%. (Elron's holding rate in RDC).

POCARED DIAGNOSTICS LTD.
(A development stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014

U.S. DOLLARS IN THOUSANDS

UNAUDITED

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

The Board of Directors
Pocared Diagnostics Ltd. (a development stage company)

Re:	Auditors report on review to the Shareholders of Pocared Diagnostics LTD (a development stage company)

We have reviewed the consolidated financial information of Pocared Diagnostics Ltd. and its subsidiary (a development stage company) (together "the Company") which comprise the consolidated balance sheet as of September 30, 2014 and 2013 and the related consolidated statements of comprehensive loss for the three-month and nine- month ended September 30, 2014 and 2013 and for the period from January 1, 2005 (date of inception) through September 30, 2014, as well as the changes in shareholder's deficiency and cash flows for nine-month period ended September 30, 2014 and 2013 and for the period from January 1, 2005 (date of inception) through September 30, 2014.

Management’s Responsibility for the Financial Information.

Management is responsible for the preparation and fair presentation of the interim financial information in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in conformity with U.S. generally accepted accounting principles.

Auditor’s Responsibility

Our responsibility is to conduct our review in accordance with auditing standards generally accepted in the United States applicable to review of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the consolidated financial information referred to above for it to be in conformity with U.S. generally accepted accounting principles.

The Company's ability to continue as a Going concern

The accompanying financial information has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the interim consolidated financial statements, the Company has incurred losses in the amount of $ 8,175 during the nine months ended September 30, 2014, has an accumulated deficit during the development stage of $ 74,248 as of September 30, 2014, and has an accumulated negative cash flow from operating activities. These factors raise substantial doubt about the Company's ability to continue as a going concern (Management's plans in regard to these matters are described in Note 1c). The interim consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
October 29 , 2014	A Member of Ernst & Young Global

POCARED DIAGNOSTICS LTD. AND ITS SUBSIDIARY
(A development stage company)
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,		December 31,
	2014	2013	2013
	Unaudited		Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,497	$2,093	$803
Short-term bank deposit	-	17	-
Restricted cash	141	147	150
Inventory	-	799	206
Accounts receivable	67	217	411

Total current assets	4,705	3,273	1,570

PROPERTY AND EQUIPMENT, NET	846	865	837

LONG-TERM DEPOSIT	20	20	21

Total assets	$5,571	$4,158	$2,428

The accompanying notes are an integral part of the consolidated financial statements.

POCARED DIAGNOSTICS LTD. AND ITS SUBSIDIARY
(A development stage company)
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	September 30,		December 31,
	2014	2013	2013
	Unaudited		Audited
LIABILITIES AND SHAREHOLDERS' DEFICIENCY
CURRENT LIABILITIES:
Trade payables	$276	$154	$458
Employees and payroll accruals	324	270	308
Accrued expenses	169	560	399

Total current liabilities	769	984	1,165

LONG-TERM LIABILITIES:
Convertible loan	-	-	1,833

CONVERTIBLE PREFERRED SHARES (Note 4)
Preferred A shares, NIS 0.01 par value; Authorized: 1,500,000 shares at September 30, 2014 and 2013 and December 31, 2013; Issued and outstanding: 1,333,333 shares at September 30, 2014 and 2013 and December 31, 2013	300	300	300
Preferred B shares, NIS 0.01 par value; Authorized: 1,550,000 shares at September 30, 2014 and 2013 and December 31, 2013; Issued and outstanding: 1,507,341 shares at September 30, 2014 and 2013 and December 31, 2013	1,634	1,634	1,634
Preferred C shares, NIS 0.01 par value; Authorized: 1,000,000 shares at September 30, 2014 and 2013 and December 31, 2013; Issued and outstanding: 760,501 shares at September 30, 2014 and 2013 and December 31, 2013	1,280	1,280	1,280
Preferred D, D-1, and D-2 shares, NIS 0.01 par value; Authorized: 9,660,000 shares at September 30, 2014 and 2013 and December 31, 2013; Issued and outstanding: 9,573,601 shares at September 30, 2014 and 2013 and December 31, 2013	25,288	25,288	25,288
Preferred E shares, NIS 0.01 par value; Authorized: 11,000,000 shares at September 30, 2014 and 2013 and December 31, 2013; Issued and outstanding: 10,413,052 shares at September 30, 2014 and 2013 and December 31, 2013	6,548	6,548	6,548
Preferred F shares, NIS 0.01 par value; Authorized: 57,000,000 shares at September 30, 2014 and 66,000,000 shares at September 30 and December 31, 2013; Issued and outstanding: 56,313,546, 48,302,205 and 48,302,205 shares at September 30, 2014 and 2013 and December 31, 2013 ,respectively	33,314	29,195	29,195
Preferred G shares, NIS 0.01 par value; Authorized: 18,000,000 shares at September 30, 2014; Issued and outstanding: 16,718,025 shares at September 30, 2014	9,470	-	-
Liquidation preference of Preferred shares at September 30, 2014 amounted to $ 146,702	-

	77,834	64,245	64,245
SHAREHOLDERS' DEFICIENCY:
Ordinary shares, NIS 0.01 par value; Authorized: 107,000,000 shares at September 30, 2014 , 113,000,000 shares at June 30, 2013 and December 31, 2013; Issued and outstanding: 2,141,667 and 2,000,000 shares at September 30, 2014 and December 31, 2013, respectively	4	4	4
Additional paid-in capital	1,212	1,020	1,254
Deficit accumulated during the development stage	(74,248)	(62,095)	(66,073)

Total shareholders' deficiency	(73,032)	(61,071)	(64,815)

Total liabilities and shareholders' deficiency	$5,571	$4,158	$2,428

The accompanying notes are an integral part of the consolidated financial statements.

October 29 , 2014
Date of approval of the financial statements	Edward Ludwig Chairman of the Board of Directors	Jonathan Gurfinkel Chief Executive Officer	Michal Mendelevich levy Finance Manager

POCARED DIAGNOSTICS LTD. AND ITS SUBSIDIARY
(A development stage company)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,	Period from January 1, 2005 (inception date) through September 30,
	2014	2013	2014	2013	2013	2014
	Unaudited				Audited	Unaudited

Operating expenses:

Research and development	$6,854	$5,687	$1,866	$2,203	$9,127	$61,936
Marketing	292	143	108	47	239	1,028
General and administrative	896	792	307	242	1,206	10,430

Operating loss	8,042	6,622	2,281	2,492	10,572	73,394
Financial expenses (income), net	89	(11)	(20)	2	26	679

Loss before income taxes	8,131	6,611	2,261	2,494	10,598	74,073
Income taxes	44	31	12	11	22	175

Comprehensive loss	$8,175	$6,642	$2,273	$2,505	$10,620	$74,248

The accompanying notes are an integral part of the consolidated financial statements.

POCARED DIAGNOSTICS LTD. AND ITS SUBSIDIARY
(A development stage company)
STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' DEFICIENCY

U.S. dollars in thousands, except share and per share data

	Convertible Preferred shares		Ordinary shares		Additional paid-in	Deficit accumulated during the development	Total shareholders'
	Number	Amount	Number	Amount	capital	stage	deficiency

Balance as of January 1, 2005 (inception date)	-	$-	-	$-	$-	$-	$-

Issuance of Ordinary shares, net in January 1, 2005	-	-	2,000,000	4	-	-	4
Issuance of Preferred A shares (at $0.22), net	1,333,333	300	-	-	-	-	-
Stock-based compensation related to options granted to service providers	-	-	-	-	6	-	6
Net loss		-	-	-	-	(669)	(669)

Balance as of December 31, 2005 (unaudited)	1,333,333	300	2,000,000	4	6	(669)	(659)

Issuance of Preferred B shares (at $1.08), net	1,507,341	1,634	-	-	-	-	-
Issuance of preferred C shares (at $1.68)	760,501	1,280	-	-	-	-	-
Stock based compensation related to options granted to service providers	-	-	-	-	45	-	45
Net loss	-	-	-	-	-	(1,918)	(1,918)

Balance as of December 31, 2006	3,601,175	3,214	2,000,000	4	51	(2,587)	(2,532)

Issuance of Preferred D shares (at $2.29)	2,982,896	6,832	-	-	-	-	-
Stock based compensation related to options granted to service providers and employees	-	-	-	-	107	-	107
Net loss	-	-	-	-	-	(7,558)	(7,558)

Balance as of December 31, 2007	6,584,071	10,046	2,000,000	4	158	(10,145)	(9,983)

Issuance of Preferred D shares (at $2.32),	1,606,176	3,735	-	-	-	-	-
Stock based compensation related to options granted to service providers and employees	-	-	-	-	118	-	118
Net loss	-	-	-	-	-	(18,070)	(18,070)

Balance as of December 31, 2008	8,190,247	$13,781	2,000,000	$4	$276	$(28,215)	$(27,935)

The accompanying notes are an integral part of the interim consolidated financial statements.

POCARED DIAGNOSTICS LTD. AND ITS SUBSIDIARY
(A development stage company)
STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' DEFICIENCY

U.S. dollars in thousands, except share and per share data

	Convertible Preferred shares		Ordinary shares		Additional paid-in	Deficit accumulated during the development	Total shareholders'
	Number	Amount	Number	Amount	capital	stage	deficiency

Balance as of December 31, 2008	8,190,247	$13,781	2,000,000	$4	$276	$(28,215)	$(27,935)

Conversion of convertible loan to Preferred D-1 shares	4,924,722	14,700	-	-	-	-	-
Exercise of option granted to service provider	59,807	21	-	-	-	-	-
Issuance of Preferred E shares(at $0.63),	10,413,052	6,548	-	-	-	-	-
Stock based compensation related to options granted to service providers and employees	-	-	-	-	143	-	143
Net loss	-	-	-	-	-	(10,653)	(10,653)

Balance as of December 31, 2009	23,587,828	35,050	2,000,000	4	419	(38,868)	(38,445)

Stock based compensation related to options granted to service providers and employees	-	-	-	-	174	-	174
Net loss	-	-	-	-	-	(3,953)	(3,953)

Balance as of December 31, 2010	23,587,828	35,050	2,000,000	4	593	(42,821)	(42,224)

Issuance of Preferred F shares (at $0.605)	21,928,376	13,250	-	-	-	-	-
Conversion of convertible loan into Preferred F shares (at $0.605)	15,244,456	9,212	-	-	-	-	-
Stock based compensation related to options granted to service providers and employees	-	-	-	-	224	-	224
Net loss	-	-	-	-	-	(5,556)	(5,556)

Balance as of December 31, 2011	60,760,660	57,512	2,000,000	4	817	(48,377)	(47,556)

Stock based compensation related to options granted to service providers and employees	-	-	-	-	126	-	126
Net loss	-	-	-	-	-	(7,076)	(7,076)

Balance as of December 31, 2012	60,760,660	$57,512	2,000,000	$4	$943	$(55,453)	$(54,506)

The accompanying notes are an integral part of the consolidated financial statements.

POCARED DIAGNOSTICS LTD. AND ITS SUBSIDIARY
(A development stage company)
STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' DEFICIENCY

U.S. dollars in thousands, except share and per share data

	Convertible Preferred shares		Ordinary shares			Additional paid-in	Deficit accumulated during the development	Total shareholders'
	Number	Amount	Number	Amount		capital	stage	deficiency

Balance as of December 31, 2012	60,760,660	$57,512	2,000,000	$4		$943	$(55,453)	$(54,506)
Issuance of Preferred F shares (at $0.605)	11,129,374	6,733	-	-		-	-	-
Stock based compensation related to options granted to service providers and employees	-	-	-	-		111	-	111
Beneficial conversion feature on convertible loan	-	-	-	-		200	-	200
Net loss	-	-	-	-		-	(10,620)	(10,620)

Balance as of December 31, 2013	71,890,034	64,245	2,000,000	4		1,254	(66,073)	(64,815)
Issuance of Ordinary shares (at $0.6)	-	-	141,667	*	)	85	-	85
Conversion of convertible loan into Preferred F shares (at $0.514)	8,011,340	4,119	-	-		(380)	-	(380)
Issuance of Preferred G shares, net (at $0.568)	16,718,025	9,470	-	-		-	-	-
Stock based compensation related to options granted to service providers and employees	-	-	-	-		49	-	49
Beneficial conversion feature on convertible loan	-	-	-	-		204	-	204
Net loss	-	-	-	-		-	(8,175)	(8,175)

Balance as of September 30, 2014 (unaudited)	96,619, 399	$77,834	2,141,667	$4		$1,212	$(74,248)	$(73,032)

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

POCARED DIAGNOSTICS LTD. AND ITS SUBSIDIARY
(A development stage company)
STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' DEFICIENCY

U.S. dollars in thousands, except share and per share data

	Convertible Preferred shares		Ordinary shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of January 1, 2013	60,760,660	57,512	2,000,000	4	943	(55,453)	(54,506)

Issuance of Preferred F shares (at $0.605)	11,129,374	6,733	-	-	-	-	-
Stock based compensation related to options granted to service providers and employees	-	-	-	-	77	-	77
Net loss	-	-	-	-	-	(6,642)	(6,642)

Balance as of September 30, 2013 (unaudited)	71,890,034	$64,245	2,000,000	$4	$1,020	$(62,095)	$(61,071)

The accompanying notes are an integral part of the consolidated financial statements.

POCARED DIAGNOSTICS LTD.
(A development stage company)
CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,	Period from January 1, 2005 (inception date) through September 30,
	2014	2013	2014	2013	2013	2014
	Unaudited				Audited	Unaudited
Cash flows from operating activities:
Net loss	$(8,175)	$(6,642)	$(2,273)	$(2,505)	$(10,620)	$(74,248)
Adjustments required to reconcile net loss to net cash used in operating activities
Depreciation	185	162	64	54	223	881
Increase in accrued interest on convertible loan	57	-	-	-	24	1,022
Revaluation of restricted cash	9	11	11	(3)	7	18
Stock-based compensation related to employees and service providers	49	77	25	30	111	1,101
Decrease in inventory	206	3	104	56	596	-
Decrease (increase) in accounts receivable	344	5	107	(46)	(189)	(67)
Decrease(increase)in long-term deposit	1	(4)	-	(3)	(5)	(20)
Increase (decrease) in trade payables	(182)	(14)	129	(122)	290	276
Increase (decrease) in accrued expenses	(230)	142	(280)	178	(19)	168
Amortization of beneficial conversion feature in convertible loan	17	-	-	-	9	26
Increase (decrease) in employees and payroll accruals	16	(34)	(23)	-	4	325

Net cash used in operating activities	(7,703)	(6,294)	(2,136)	(2,361)	(9,569)	(70,518)

Cash flows from investing activities:
Investment in restricted cash	-	(59)	-	-	(58)	(159)
Proceeds from short term deposit	-	-	-	433	-	2,011
Investment in short-term deposit	-	(17)	-	(17)	-	(2,011)
Purchase of property and equipment	(196)	(317)	(65)	(62)	(350)	(1,727)

Net cash provided by (used in) investing activities	(196)	(393)	(65)	354	(408)	(1,886)

Cash flows from financing activities:
Proceeds from issuance of Common shares, net	85	-	85	-	-	85
Proceeds from convertible loan	2,038	-	-	-	2,000	27,020
Proceeds from issuance of Preferred shares, net	9,470	6,733	3,470	-	6,733	49,796

Net cash provided by financing activities	11,593	6,733	3,555	-	8,733	76,901

Increase (decrease) in cash and cash equivalents	3,694	46	1,354	(2,007)	(1,244)	4,497
Cash and cash equivalents at beginning of period	803	2,047	3,143	4,100	2,047	-

Cash and cash equivalents at end of period	$4,497	$2,093	$4,497	$2,093	$803	$4,497

Non-cash financing information:
Beneficial conversion feature in convertible loans	204	-	-	-	200	404
Conversion of convertible loans to Preferred F shares	4,119	-	-	-	-	-

The accompanying notes are an integral part of the consolidated financial statements.

POCARED DIAGNOSTICS LTD.
(A development stage company)
CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

NOTE 1:-        GENERAL

a.
Pocared Diagnostics Ltd. ("the Company") was founded in 2004 and began its operation in January 2005. The Company has developed an innovative technological platform for fully automated, real-time diagnosis of contaminants suspended in liquids. The Company develops a real-time, fully automated laboratory based system for the in-vitro diagnostics (IVD) industry, and specifically for the microbiology market.

The Company's technology and System address the demands for greater throughput and test accuracy. The Company's testing platform can analyze different types of specimens, including urine, swabs, sputum, blood, CSF and feces. The first application to be released is for diagnosis of Urinary Tract Infection. The Company's system is at development stage and it is not available for use at the US.

b.
On January 1, 2008, the Company's wholly-owned subsidiary, Pocared Diagnostics, Inc. ("the Subsidiary"), commenced operations in the USA. Accordingly, Pocared Diagnostics, Inc. is consolidated from the date mentioned above in the Company's financial statements.

The Company and the Subsidiary are parties to a service agreement under which all research and development expenditures incurred by the Subsidiary are reimbursed by the Company on a cost-plus basis.

c.
Since its inception, the Company has devoted substantially most of its efforts to business planning, research and development. In addition, the Company has not generated revenues. Accordingly, the Company is considered to be in the development stage, as defined in ASC 915 "Development Stage Entities".

The Company has incurred losses in the amount of $ 8,175 during the nine month period  ended September 30, 2014 , has an accumulated deficit during the development stage of $ 74,248 as of September 30, 2014 and has accumulated negative cash flow from operating activities.

The Company plans to continue to finance its operations, as it has in the past, through private placements. The Company cannot, however, give any assurance that it will in the future continue to be successful in obtaining such additional necessary financing.

These factors raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

 POCARED DIAGNOSTICS LTD.
(A development stage company)

CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES

1.	The significant accounting policies applied in the financial statements as of September 30, 2014, are consistent with those applied in the financial statements as of December 31, 2013.

2.	Reclassifications – certain 2013 balances were reclassified to conform to the 2014 presentation.

3.
New Accounting Pronouncements and Other Standards

In June 2014, the FASB issued ASU 2014-10, Development Stage Entities, to improve financial reporting by reducing the cost and complexity with the incremental reporting requirements for development stage entities. The amendments to the FASB Accounting Standards Codification under this guidance remove the definition of a development stage entity from the Master Glossary of the Accounting Standards Codification, thereby removing the financial reporting distinction between development stage entities and other reporting entities from U.S GAAP.

In addition, the amendments eliminate the requirements for development stage entities to (1) present inception-to-date information in the statements of operations, cash flows, and shareholders' deficit, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is   engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage.

The amendments are effective for annual reporting periods beginning after December 15, 2014 and interim periods beginning after December 15, 2015. Early application is permitted for any annual or interim period for which the entity’s financial statements have not yet been issued. The Company's management has elected not to early adopt this guidance for the September 30, 2014 reporting period.

These financial statements should be read in conjunction with the audited annual consolidated financial statements of the Company as of December 31, 2013 and their accompanying notes.

NOTE 3:-        UNAUDITED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by United States generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine and three months period ended September 30, 2014 are not necessarily indicative of the results that may be expected for the year ending December 31, 2014.

 POCARED DIAGNOSTICS LTD.
(A development stage company)

CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

NOTE 4:-        SHARE ISSUANCE

Ordinary shares:

On September 4, 2014, the company issued 141,667 Ordinary shares to a related party in consideration of $85.

Convertible preferred Shares:

1.	On February 18, 2013, the company issued 6,170,696 Preferred F Shares for a total consideration of $ 3,733 .

2.	On May 13, 2013 the Company effected a private placement and on June 9, 2013 the Company issued 4,958,678 Preferred F shares in consideration of $3,000.

3.	During October 2013, the Company entered into a convertible loan agreement, according to which certain lenders provided the Company with convertible loan in an aggregate amount of $ 2,000.

4.	In February 2014, the Company entered into another convertible loan agreement, according to which certain lenders provided the Company with convertible loan in an aggregate amount of $ 2,038.

5.	On March 27, 2014 the convertible loans and accrued interest were converted into 8,011,340 Preferred F Shares.

6.
On March 27 and September 19, 2014 as part of a share purchase agreement the Company effected a private placement and issued 10,558,753 and 6,159,272 Preferred G Shares in consideration of $ 6,000 and $ 3,500, respectively.

NOTE 5:-        RECONCILIATION TO "INTERNATIONAL FINANCIAL REPORTING STANDARDS"

a.
According to International Financial Reporting Standards ("IFRS"), a convertible loan has a convertible element which should be bifurcated and recorded in equity. The financial liability is presented at fair value through profit and loss. According to U.S. GAAP, a convertible loan is presented at its nominal value with a beneficial conversion feature recorded net from the loan and in equity. The Company's convertible loan had been accounted accordingly.

b.
According to IFRS, the redemption convertible preferred shares should be presented as equity since the event may trigger the redemption are  in the control of the entity as the board approval is required and the board represents the Company according to IFRS. According to U.S. GAAP in accordance with ASC 480-10-S99-3A, the redeemable convertible preferred shares are presented outside of permanent equity.

Based on this, the following adjustments are required to the financial statements:

 POCARED DIAGNOSTICS LTD.
(A development stage company)

CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

NOTE 5:-        RECONCILIATION TO "INTERNATIONAL FINANCIAL REPORTING STANDARDS" (Cont.)

c.	Reconciliations to balance sheets:

	September 30, 2014				December 31, 2013
	Unaudited				Audited
	U.S GAAP	Effect of transition to IFRS		IFRS	U.S GAAP	Effect of transition to IFRS	IFRS
ASSETS

Total current assets	$4,705		$-	$4,705	$1,570	$-	$1,570

Total non-current assets	866		-	866	858	-	858

Total assets	$5,571		$-	$5,571	$2,428	$-	$2,428

LIABILITIES AND EQUITY

Total current liabilities	$769		$-	$769	$1,165	$-	$1,165

Convertible loan	-		-	-	1,833	(1,723)	110

Convertible Preferred shares	77,834		(77,834)	-	64,245	(64,245)	-

Total shareholders' equity (deficiency)	(73,032)		77,834	4,802	(64,815)	65,968	1,153

Total liabilities and shareholders' equity (deficiency)	$5,571	$		$5,571	$2,428	$-	$2,428

d.	Reconciliations to the statement of income:

	Nine months ended September 30, 2014			Year ended December 31, 2013
	Unaudited			Audited
	U.S GAAP	Effect of transition to IFRS	IFRS	U.S GAAP	Effect of transition to IFRS	IFRS

Operating expenses	$8,042	$-	$8,042	$10,572	$-	$10,572

Financial expenses	$89	$214	$303	$26	$77	$103

Loss before income taxes	8,131	-	8,345	10,598	-	10,675

Income taxes	44	-	44	22	-	22

Net loss	$8,175	$214	$8,389	$10,620	$77	$10,697

e.	There is no reconciliation to the statement of income for the three month periods ended September 30, 2014 and 2013 since there are no income statement differences between U.S. GAAP and IFRS exists.

 POCARED DIAGNOSTICS LTD.
(A development stage company)

CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

NOTE 6:-        STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY) ACCORDING TO IFRS

	Shareholders' deficiency attributable to equity holders of the parent
	Ordinary shares		Preferred A shares		Preferred B shares		Preferred C shares		Preferred D, D-1 and D-2 shares		Preferred E shares		Preferred F shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance at January 1, 2005 (inception date)	-	$-	-	$-	-	$-	-	$-	-	$-	-	$-	-	$-	$-	$-	$-
Issuance of Ordinary shares, net in January 1, 2005	2,000,000	4	-	-	-	-	-	-	-	-	-	-	-	-	-	-	4
Issuance of Preferred A shares (at $0.22), net	-	-	1,333,333	3	-	-	-	-	-	-	-	-	-	-	297	-	300
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	-	-	-	-	6	-	6
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(669)	(669)

Balance at December 31, 2005 (unaudited)	2,000,000	4	1,333,333	3	-	-	-	-	-	-	-	-	-	-	303	(669)	(359)
Issuance of Preferred B shares (at $1.08), net	-	-	-	-	1,507,341	3	-	-	-	-	-	-	-	-	1,631	-	1,634
Issuance of preferred C shares (at $1.68)	-	-	-	-	-	-	760,501	2	-	-	-	-	-	-	1,278	-	1,280
Stock based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	-	-	-	-	45	-	45
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,918)	(1,918)

Balance at December 31, 2006	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	-	-	-	-	-	-	3,257	(2,587)	682
Issuance of Preferred D shares(at $2.29)	-	-	-	-	-	-	-	-	2,982,896	7	-	-	-	-	6,825	-	6,832
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	107	-	107
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(7,558)	(7,558)

Balance at December 31, 2007	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	2,982,896	7	-	-	-	-	10,189	(10,145)	63
Issuance of Preferred D shares(at $2.32),	-	-	-	-	-	-	-	-	1,606,176	4	-	-	-	-	3,731	-	3,735
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	118	-	118
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(18,070)	(18,070)

Balance at December 31, 2008	2,000,000	$4	1,333,333	$3	1,507,341	$3	760,501	$2	4,589,072	$11	$-	$-	$-	$-	$14,038	$(28,215)	$(14,154)

 POCARED DIAGNOSTICS LTD.
(A development stage company)

CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

NOTE 6:-        STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY) ACCORDING TO IFRS (Cont.)

	Shareholders' deficiency attributable to equity holders of the parent
	Ordinary shares		Preferred A shares		Preferred B shares		Preferred C shares		Preferred D, D-1 and D-2 shares		Preferred E shares		Preferred F shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance at December 31, 2008	2,000,000	$4	1,333,333	$3	1,507,341	$3	760,501	$2	4,589,072	$11	$-	$-	$-	$-	$14,038	$(28,215)	$(14,154)
Conversion of convertible loan to preferred D-1 shares	-	-		-	-	-	-	-	4,924,722	49	-	-	-	-	17,531	-	17,580
Exercise of option granted to service provider	-	-	-	-	-	-	-	-	59,807	1	-	-	-	-	20	-	21
Issuance of Preferred E shares(at $0.63),	-	-	-	-	-	-	-	-	-	-	10,413,052	25	-	-	6,523	-	6,548
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	143	-	143
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(13,533)	(13,533)

Balance at December 31, 2009	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	9,573,601	61	10,413,052	25	-	-	38,255	(41,748)	(3,395)
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	174	-	174
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,679)	(3,679)

Balance at December 31, 2010	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	9,573,601	61	10,413,052	25	-	-	38,429	(45,427)	(6,900)
Issuance of Preferred F shares (at $ 0.605)	-	-	-	-	-	-	-	-	-	-	-	-	37,172,832	104	22,084	-	22,188
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	224		224
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(5,556)	(5,556)

Balance at December 31, 2011	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	9,573,601	61	10,413,052	25	37,172,832	104	60,737	(50,983)	9,956
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	126		126
Net loss																(7,076)	(7,076)

Balance at December 31, 2012	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	9,573,601	61	10,413,052	25	37,172,832	104	60,863	(58,059)	3,006
Issuance of Preferred F shares (at $ 0.605)	-	-	-	-	-	-	-	-	-	-	-	-	11,129,374	32	6,701	-	6,733
Bifurcated derivative in convertible loan	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,000	-	2,000
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	111	-	111
Net loss																(10,697)	(10,697)

Balance at December 31, 2013	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	9,573,601	61	10,413,052	25	48,302,206	136	69,675	(68,756)	1,153

 POCARED DIAGNOSTICS LTD.
(A development stage company)

CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

NOTE 6:-        STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY) ACCORDING TO IFRS (Cont.)

	Shareholders' deficiency attributable to equity holders of the parent
	Ordinary shares			Preferred A shares		Preferred B shares		Preferred C shares		Preferred D, D-1 and D-2 shares		Preferred E shares		Preferred F shares		Preferred G shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount		Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Capital	Stage	(deficiency)

Balance as of December 31, 2013	2,000,000	$4		1,333,333	$3	1,507,341	$3	760,501	$2	9,573,601	$61	10,413,052	$25	48,302,206	$136	-	$-	$69,675	$(68,756)	$1,153
Bifurcated derivative in convertible loan	-	-		-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,038		2,038
Conversion of convertible loan into Preferred F shares (at $0.514)	-	-		-	-	-	-	-	-	-	-	-	-	8,011,340	23	-	-	373	-	396
Issuance of Preferred G shares (at $0.568)	-	-		-	-	-	-	-	-	-	-	-	-	-	-	16,718,025	47	9,423	-	9,470

Issuance of Ordinary shares (at $0.6)	141,667	*	)															85		85
Stock based compensation related to options granted to service providers and employees	-	-		-	-	-	-	-	-	-	-	-	-	-	-	-	-	49	-	49
Net loss	-	-		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(8,389)	(8,389)

Balance as of September 30, 2014 (unaudited)	2,141,667	$4		1,333,333	$3	1,507,341	$3	760,501	$2	9,753,601	$61	10,413,052	$25	56,313,546	$159	16,718,025	$47	$81,673	$(77,145)	$4,802

*)           Represents an amount lower than $ 1.

Elron Electronic Industries Ltd. English Translation of Financial Data from the Interim Consolidated Financial Statements Attributable to the Company As of September 30, 2014 Unaudited

Special report to the review of the separate interim financial information in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the interim financial information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 of Elron Electronic Industries Ltd. ("the Company") as of September 30, 2014 and for the nine and three months then ended. The Company's board of directors and management are responsible for the separate interim financial information. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information is not prepared, in all material respects, in accordance with Regulation 38d to the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
November 11, 2014	A Member of Ernst & Young Global

Special Report according to Regulation 38D
Financial Data and Information from the Interim Consolidated Financial Statements
Attributable to Elron Electronic Industries Ltd. ("the Company")

The following separate financial data and information attributable to the Company ("separate data") are derived from the Company's Interim Consolidated Financial Statements as of September 30, 2014, and for the nine and three months then ended ("interim consolidated financial statements"), which form part of the Company's periodic reports. The separate data are presented in accordance with Regulation 38D of the Israel Securities Regulations (Periodic and Immediate Reports) - 1970.

The significant accounting policies followed in the preparation of the following separate data are identical to those applied in the preparation of the Company's consolidated annual financial statements for the year ended December 31, 2013 ("consolidated financial statements for 2013") and the Company's interim consolidated financial statements, apart from differences arising from compliance with the aforementioned regulations.

Presentation of transactions which were eliminated in the interim consolidated financial statements
Intercompany balances, transactions and cash flows between the Company and its subsidiaries were eliminated in the preparation of the Company's interim consolidated financial statements.

In the separate data, such transactions are presented as follows:

■	Financial position dataattributable to the Company include balances in respect of the Company's subsidiaries which were eliminated in the interim consolidated financial statements.

■
Income and loss data attributable to the Company include income and expenses of the Company resulting from transactions with its subsidiaries, which were eliminated in the interim consolidated financial statements.

■	Cash flow data attributable to the Company include cash flows between the Company and its subsidiaries which were eliminated in the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Financial Position Attributable to
the Company as of

	September 30		December 31
	2014	2013	2013
	Unaudited		Audited
	$ thousands

Current assets
Cash and cash equivalents	45,343	22,983	19,686
Deposits in banks	50,181	-	-
Other accounts receivable	370	484	376
Investment in associate that was classified as asset held for sale (Note 3)	-	-	89,175

	95,894	23,467	109,237

Non-current assets
Investments in subsidiaries and associates, net	120,280	195,635	106,079
Other investments measured at fair value	28,246	25,991	26,012
Property, plant and equipment, net	29	41	38
Deferred taxes	-	-	28,994
Other long-term receivables	-	237	-

	148,555	221,904	161,123

Total assets	244,449	245,371	270,360

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Financial Position Attributable to
the Company as of

	September 30		December 31
	2014	2013	2013
	Unaudited		Audited
	$ thousands

Current liabilities
Loans from banks	-	-	4,000
Trade payables	81	70	79
Other accounts payable	2,309	1,565	2,797

	2,390	1,635	6,876

Long-term liabilities
Loans from banks	-	4,000	-
Long term taxes	278	-	-
Other long term liabilities (Note 2)	77,687	81,158	82,701

	77,965	85,158	82,701

Equity attributable to the Company's shareholders
Issued capital	9,573	9,573	9,573
Share premium	190,753	190,753	190,753
Capital reserves	2,073	(5,384)	(6,166)
Accumulated deficit	(38,305)	(36,364)	(13,377)

Total equity	164,094	158,578	180,783

	244,449	245,371	270,360

The accompanying additional information is an integral part of the separate financial data and information.

Arie Mientkavich	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the interim consolidated financial statements: November 11, 2014

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Income Attributable to the Company

	For the
	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2014	2013	2014	2013	2013
	Unaudited				Audited
	$ thousands

Income
Financial income (Note 2)	5,136	214	5,575	60	261

Cost and expenses
General and administrative expenses	3,142	3,091	1,081	1,060	5,449
Financial expenses (Note 2)	52	4,271	5	1,738	5,767
Other expenses (income), net	5	(3,493)	-	(3,510)	(3,484)

	3,199	3,869	1,086	(712)	7,732

	1,937	(3,655)	4,489	772	(7,471)

Gain from disposal of subsidiaries and associates, revaluation of investee companies and changes in holdings, net	115,623	2,528	846	979	4,443
Company's share of income (loss) of subsidiaries and associates	5,454	(4,800)	(9,814)	(45)	(8,031)

Income (loss) before taxes on income	123,014	(5,927)	(4,479)	1,706	(11,059)
Tax benefit (taxes on income)	(29,398)	-	280	-	28,994

Net income (loss) attributable to the Company's shareholders	93,616	(5,927)	(4,199)	1,706	17,935

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Comprehensive Income (Loss) Attributable
to the Company

	For the
	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2014	2013	2014	2013	2013
	Unaudited				Audited
	$ thousands

Net income (loss) attributable to the Company's shareholders	93,616	(5,927)	(4,199)	1,706	17,935

Other comprehensive loss:

Amounts that would never be reclassified to profit or loss:

Loss from financial assets measured at fair value through other comprehensive income, net	(328)	(468)	(179)	(39)	(2,111)

Total loss that would never be reclassified to profit or loss	(328)	(468)	(179)	(39)	(2,111)

Total gain that would be reclassified to profit or loss under certain conditions	-	-	-	-	-

Total other comprehensive loss attributable to the Company	(328)	(468)	(179)	(39)	(2,111)

Other comprehensive loss attributable to the Company's subsidiaries and associates	-	-	-	-	(14)

Total comprehensive income (loss) attributable to the Company's shareholders	93,288	(6,395)	(4,378)	1,667	15,810

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Cash Flows Attributable to the Company

	For the
	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2014	2013	2014	2013	2013
	Unaudited				Audited
	$ thousands

Cash flows from operating activities

Net income (loss) attributable to the Company	93,616	(5,927)	(4,199)	1,706	17,935
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Adjustment to the profit or loss items:
Company’s share of loss (income) of subsidiaries and associates	(5,454)	4,800	9,814	45	8,031
Depreciation	10	10	4	3	14
Financial expenses (income), net	(216)	41	(107)	2	45
Change in liabilities in respect of options	(47)	(33)	(19)	(12)	(46)
Gain from cancellation of impairment in financial assets	-	(3,522)	-	(3,522)	(3,522)
Taxes on income (tax benefit)	29,399	-	(279)	-	(28,994)
Gain from disposal of subsidiaries and associates, revaluation of investee companies and changes in holdings, net	(115,623)	(2,528)	(846)	(979)	(4,443)
Other	214	(413)	369	(154)	(553)

	(91,717)	(1,645)	8,936	(4,617)	(29,468)

Changes in assets and liabilities of the Company:
Decrease (increase) in other accounts receivable	(116)	417	96	73	566
Increase in long term receivables	-	(54)	-	(21)	(54)
Increase (decrease) in trade payables	2	(25)	5	3	(16)
Increase (decrease) in other accounts payable	(441)	(35)	1,022	23	1,210
Increase (decrease) in other long term liabilities	(5,014)	4,261	(5,808)	1,817	5,805

	(5,569)	4,564	(4,685)	1,895	7,511
Cash paid and received during the period for:
Interest paid	(12)	(121)	-	(41)	(162)
Interest received	228	80	107	39	117

	216	(41)	107	(2)	(45)

Net cash provided by (used in) operating activities	(3,454)	(3,049)	159	(1,018)	(4,067)

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Cash Flows Attributable to the Company (Cont.)

	For the
	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2014	2013	2014	2013	2013
	Unaudited				Audited
	$ thousands

Cash flows from investment activities
Purchase of property and equipment	(1)	(6)	-	-	(7)
Investment in associates and subsidiaries	(11,081)	(7,775)	(3,122)	(3,467)	(10,139)
Proceeds from sale of investments in associates and subsidiaries	204,005	6,945	28	5,000	6,945
Proceeds from sale of financial assets measured at fair value	188	29	95	29	115
Deposits in banks	(50,000)	-	-	-	-
Proceeds from repayment of debentures	-	1,698	-	1,698	1,698

Net cash provided by (used in) investment activities	143,111	891	(2,999)	3,260	(1,388)

Cash flows from financing activities
Dividend paid to the Company's shareholders	(110,000)	-	(110,000)	-	-
Repayment of long term loans	(4,000)	-	-	-	-
Proceeds from exercise of options	-	44	-	-	44

Net cash provided by (used in) financing activities	(114,000)	44	(110,000)	-	44

Increase (decrease) in cash and cash equivalents	25,657	(2,114)	(112,840)	2,242	(5,411)

Cash and cash equivalents as of beginning of the period	19,686	25,097	158,183	20,741	25,097

Cash and cash equivalents as of end of the period	45,343	22,983	45,343	22,983	19,686

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D in thousands

1.	General

The accompanying condensed separate financial data as of September 30, 2014 and for the nine and three months then ended, have been prepared in accordance with Regulation 38D of the Israel Securities Regulations (Periodic and Immediate Reports) – 1970. The accompanying separate financial data should be read in conjunction with the Company's consolidated financial statements for 2013 and the Company's interim consolidated financial statements and accompanying notes.

2.	Other long term liabilities

Other long term liabilities include liabilities towards Elbit Ltd. ("Elbit") which is a fully owned subsidiary of Elron. Such liabilities include non-interest bearing and unlinked NIS capital notes. The exchange differences in regards with these capital notes are included under financial income or expenses in the income statement.

3.	Given Merger

For details regarding the merger of Given Imaging Ltd. and its completion in February 2014, see Note 1 to the interim consolidated financial statements.

4.	Dividend Distribution

On August 24, 2014, the Company declared a dividend in an amount of $110,000 (approximately $3.698 per share). In September 2014, the dividend was paid to the Company's shareholders.

Elron Electronic Industries Ltd.

Part IV

English Translation of Quarterly Report
regarding the Effectiveness of the Internal
Control over Financial Reporting and
Disclosure pursuant to Regulation 38C:

As of September 30, 2014

Attached herein is a quarterly report regarding the effectiveness of internal control over financial reporting and disclosure, pursuant to Regulation 38C of the Israel Securities Regulations (Periodic and Immediate Reports), 5730-1970:

Quarterly report regarding the effectiveness of the internal control over financial reporting and disclosure, pursuant to Regulation 38C(a):

Management, under the supervision of the board of directors of Elron Electronic Industries Ltd. (the "Corporation"), is responsible for establishing and maintaining adequate internal controls over the financial reporting and disclosure in the Corporation.

In this regard, the members of management are:

1.	Mr. Ari Bronshtein, CEO;

2.	Mr. Yaron Elad, CFO.

The Corporation's internal control over financial reporting and disclosure is a process designed by, or under the supervision of, the Corporation's principal executive and principal financial officer, or persons performing similar functions, and under the board of directors' supervision, that is meant to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the provisions of the law, and to ensure that the information that the Corporation is required to disclose in its reports according to the provisions of the law is recorded, processed, summarized and reported in a timely manner, in the format prescribed by law.

The internal control includes, inter alia, controls and procedures which were designed to ensure that information which the Corporation is required to disclose as aforesaid, is recorded and made available to the Corporation's management, including the principal executive officer and principal financial officer, or persons performing similar functions, as necessary to permit the timely adoption of resolutions pertaining to disclosure requirements.

Because of its inherent limitations, internal control over financial reporting and disclosure is not intended to provide absolute assurance regarding prevention or detection of misstatements or omissions.

In the quarterly report on the effectiveness of the internal control over financial reporting and disclosure which was attached to the quarterly report for the period ended June 30, 2014 (the "Last Quarterly Report Regarding the Internal Control"), the internal control was deemed effective.

Up until the date of this report, no event or matter was brought to the attention of management or the board of directors which would change the assessment of the effectiveness of the internal control, as set forth in the Last Quarterly Report Regarding the Internal Control.

As of the date of this report, based on the Last Quarterly Report Regarding the Internal Control, and based on information which was brought to the attention of management and the board of directors as aforesaid, the internal control is effective.

Declaration of the Principal Executive Officer pursuant to Regulation 38C(d)(1):

Managers' Declaration

Declaration of the Chief Executive Officer

I, Ari Bronshtein, declare that:

(1)	I have examined the quarterly report of Elron Electronic Industries Ltd. (the "Corporation") for the third quarter of 2014 (the "Reports");

(2)
Based on my knowledge, the Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

(3)
Based on my knowledge, the financial statements and other financial information included in the Reports, fairly present, in all material respects, the financial condition, results of operations and cash flows of the Corporation, as of, and for the periods presented in the Reports;

(4)
I have disclosed to the Corporation's independent auditors, board of directors and audit committee of the Corporation's board of directors, based on my most recent assessment of internal control over financial reporting and disclosure:

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize or report financial information in a manner which may cast doubt on the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and –

(b)
Any fraud, whether or not material, which involves the principal executive officer, a direct subordinate of the principal executive officer, or other employees who have a significant role in the internal control over financial reporting and disclosure.

(5)	I, alone or together with others in the Corporation, have:

(a)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries as defined in the Israel Securities Law (Annual Financial Statements), 5770-2010, is made known to me by others within the Corporation and the consolidated subsidiaries, particularly during the period in which the Reports are being prepared; and –

(b)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with GAAP;

(c)
No event or matter was brought to my attention during the period between the date of the last report (quarterly or periodic, as relevant) and the date of this report, which would change the conclusion of the board of directors and management regarding the effectiveness of the internal control over financial reporting and disclosure of the Corporation.

Nothing in the aforesaid derogates from my responsibility or the responsibility of any other person, pursuant to any law.

November 11, 2014           ___________________________________

Ari Bronshtein, CEO

Declaration of the Principal Financial Officer pursuant to Regulation 38C(d)(2):

Managers' Declaration

Declaration of Principal Financial Officer

I, Yaron Elad, declare that:

(1)
I have examined the interim financial statements and other financial information which is included in the interim reports of Elron Electronic Industries Ltd. (the "Corporation") for the third quarter of 2014 (the "Reports" or the "Interim Reports");

(2)
Based on my knowledge, the interim financial statements and other financial information which is included in the Interim Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

(3)
Based on my knowledge, the interim financial statements and other financial information included in the Interim Reports fairly present, in all material respects, the financial condition, results of operations and cash flows of the Corporation, as of, and for the periods presented in the Reports;

(4)
I have disclosed to the Corporation's independent auditor, board of directors and the audit committee of the Corporation's board of directors, based on my most recent assessment of internal control over financial reporting and disclosure:

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, insofar as the same refers to the interim financial statements and other financial information which is included in the Interim Reports, which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize or report financial information in a manner which may cast doubt on the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and –

(b)
Any fraud, whether or not material, which involves the principal executive officer, a direct subordinate of the principal executive officer, or other employees who have a significant role in the internal control over the financial reporting and disclosure.

(5)	I, alone or together with others in the Corporation, have:

(a)
Designed controls and procedures, or caused such controls and procedures to be designed and maintained under our supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries as defined in the Israel Securities Law (Annual Financial Statements), 5770-2010, is made known to me by others in the Corporation and the consolidated subsidiaries, particularly during the period in which the Reports are being prepared; and –

(b)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with GAAP;

(c)
No event or matter was brought to my attention during the period between the date of the last report (quarterly or periodic, as relevant) and the date of this report, relating to the interim financial statements and other financial information included in the Interim Reports, which would change, in my assessment, the conclusion of the board of directors and management regarding the effectiveness of the internal control over financial reporting and disclosure of the Corporation.

Nothing in the aforesaid derogates from my responsibility or the responsibility of any other person, pursuant to any law.

November 11, 2014           ___________________________________

Yaron Elad, CFO

Liabilities report of the Company by repayment date
Section 36a to the Israel Securities Law (1968)

Report as of September 30, 2014
Following are the liabilities of the Company by repayment date:
The following data are presented in NIS and were translated from USD to NIS using the exchange rate as of September 30, 2014 (1 USD = 3.695 NIS)

A. Debentures issued to the public by the reporting Entity and held by the public, excluding debentures held by the Company's parent ,controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

B. Private debentures and non-bank credit, excluding debentures or credit granted by the Comapny's parent, controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest pay ments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

C. Bank credit from Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

D. Bank credit from non-Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

E. Summary of tables A-D, totals of: bank credit, non-bank credit and debentures - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

F. Off-balance credit exposure - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

G. Off-balance credit exposure of all consolidated companies, excluding companies that are considered as reporting companies, and excluding the reporting Company's data described above in Table F (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

H. Totals of: bank credit, non-bank credit, and debentures of all consolidated companies, excluding companies that are considered as reporting companies and excluding the data of the reporting Entity described above in Tables A-D (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

I. Total credit granted to the reporting Entity by the parent company or controlling shareholder, and total amounts of debentures issued by the reporting Entity that are held by the parent company or controlling shareholder (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

J. Credit granted to the reporting Entity by companies controlled by the parent company or by the controlling shareholder, and are not controlled by the reporting Entity, and debentures issued by the reporting Entity held by companies controlled by the parent company or by controlling shareholder and are not controlled by the reporting Entity (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total

K. Credit granted to the reporting Entity by consolidated companies and debentures issued by the reporting Entity held by consolidated companies (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

L. (1) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's separate financial data (NIS in thousands)	352,961
(2) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's consolidated Statements (NIS in thousands)	614,138